                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-76955


PROSPECTUS
----------

                                3,900,000 SHARES
                                 (NFRONT LOGO)
                                  COMMON STOCK

     This is an initial public offering of common stock by nFront, Inc. Of the 3,900,000 shares of common stock being sold in this offering, 3,500,000 shares are being sold by nFront and 400,000 shares are being sold by selling shareholders. nFront will not receive any of the proceeds from the sale of shares by the selling shareholders.

                           -------------------------

     The shares of common stock have been approved for quotation on the Nasdaq National Market under the symbol NFNT.

                           -------------------------

                                                           PER SHARE      TOTAL
                                                           ---------   -----------
Initial public offering price............................   $10.00     $39,000,000
Underwriting discounts and commissions...................   $ 0.70     $ 2,730,000
Proceeds to nFront, before expenses......................   $ 9.30     $32,550,000
Proceeds to the selling shareholders.....................   $ 9.30     $ 3,720,000

     The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 585,000 additional shares of common stock.

                           -------------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST

           J.C. BRADFORD&CO.

                       RAYMOND JAMES & ASSOCIATES, INC.

                                  SOUNDVIEW TECHNOLOGY GROUP

JUNE 29, 1999

                                                                          1 of 2

[ARTWORK DEPICTED IN PROSPECTUS]



1. Inside front page includes the following text:

                    "Defining the Future of Internet Banking"

           "nFront is a provider of Internet banking solutions
                          to financial institutions."

      "nFront's Internet banking services enable banks to provide consumers and businesses with an "Internet branch" for banking from the convenience of their own homes and offices, 24 hours a day, 7 days a week."

                   "nFront ... where banking meets the world."

                                  [nFront logo]


2. Inside front page gate-fold portrays the following:

         Title bar at the top of the page states: "Defining the Future..." Followed by the nFront logo.

         Upper left side of the page: Text stating "Defining the Moment" over the following text: "nFront enables banks to offer an "Internet bank branch" to customers. Our services include custom web site design and hosting, online bill pay services, cash management for businesses and account origination services."

         At the bottom left side of the page under the heading "Internet Banking Powered by nFront" is the text "nFront serves as a single-source solution for enabling Internet banking transactions."

         Below this text is a graphic reflecting a box labeled "Consumer" from which the following four items emanate: "Account Origination," "Online Banking," "Bill Payment" and "Brokerage Research." Lines for the four items move through the nFront logo to a graphic representing a financial institution.

         In the upper portion of the center of the page is

                                                                          2 of 2

         a screen shot of a web site developed by nFront for one of its client banks. Under the screen shot is the following text: "Custom Web Site Design strengthens bank branding, while on line banking offers improved services through an innovative delivery channel."

         To the right of the screen shot are three other screen shots accompanied by the following text: "Electronic Bill Payment allows customers to initiate one-time and recurring payments to user defined payees, with the ability to generate reports based on payment criteria." "Cash Management provides small business owners with specialized services needed to manage their commercial accounts, from disbursing funds to initiating electronic tax payments." "Account Origination allows existing and prospective customers to apply for a range of custom bank products, including deposit and savings accounts, loans, and lines of credit."

         In the bottom center portion of the page, the following text appears:
         "nFront is building a nationwide network of banks that offer Internet banking services - currently more than 120 banks coast to coast." Under this text appears a graphic of a map of the United States with the nFront logo superimposed over Atlanta, Georgia and colored lines arching to various cities throughout the United States.

         On the right side of the page at the top appears the text: "Defining the Destination." Below this text is a graphic representing a circle with the nFront logo superimposed in the middle and three circles around the periphery identified as "Financial Institution," "Consumer" and "Business." Below the graphic appears the following text: "The Future of eCommerce." Under that text is the following:

         "The nFront solution enables our client banks to serve as financial destinations for their customers, positioning the banks, we believe, to play a critical role in the rapidly developing world of electronic commerce."




3. Inside back page portrays the following:

         Graphics portray the back of a person seated in front of a computer screen with graphics to the left and right of screen shots from web sites developed by nFront for its client banks.

         Title bar at the top of the page states: "Where Banking Meets the World."

         Below the title bar are the words: "BANKING.COM"

         Centered at the bottom of the page is the nFront logo.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    3
Risk Factors................................................    7
Forward-Looking Statements..................................   22
Use of Proceeds.............................................   23
Dividend Policy.............................................   23
Capitalization..............................................   24
Dilution....................................................   25
Selected Financial Data.....................................   27
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   29
Business....................................................   41
Management..................................................   56
Certain Transactions........................................   63
Principal and Selling Shareholders..........................   64
Description of Capital Stock................................   66
Shares Eligible for Future Sale.............................   69
Underwriting................................................   71
Legal Matters...............................................   73
Experts.....................................................   74
Additional Information......................................   74
Index to Financial Statements...............................  F-1

     nFront, nHome and nBusiness are service marks of nFront. We have applied for federal registration of "nFront," "nHome" and "nBusiness." This prospectus also refers to other trademarks and trade names of nFront and other companies.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                                     NFRONT

     nFront provides a comprehensive, outsourced solution that enables small to mid-sized banks to offer their retail and commercial customers banking and financial services through the Internet. A comprehensive outsourced solution means that we handle all aspects of our client banks' Internet banking operations, including the design, implementation and management of their "Internet branches." Our solution enables our client banks to establish Internet branches designed to increase customer retention, acquire new customers, decrease costs, increase fee income and expand the financial products and services offered to their customers. By creating Internet branches for our client banks, we enable banks to become the destination on the Web for bank customers who are increasingly using the Web for their financial management needs.

     Our nHome product provides Internet banking and financial services to a bank's retail customers, and our nBusiness product provides Internet banking and financial services to a bank's commercial customers. Through our outsourcing model, our client banks purchase our products as services, paying us on a monthly basis depending on the level of usage by their customers. Our Internet banking data center provides the necessary communications, transaction processing and data storage services to operate the nFront system. Our outsourced solution tends to have significantly lower up front costs, lower overhead for the bank, shorter lead times on initial implementation and upgrades, better access to qualified personnel and higher quality service and support than the bank would experience on an in-house basis.

     We market our solution to small to mid-sized banks in the United States, typically with assets of less than $10 billion, through our direct sales force and through our strategic marketing alliances with other providers of banking services. We currently generate revenue by charging client banks an implementation fee for designing their Internet branch web sites and integrating our system with the banks' core computer systems. We also receive recurring monthly fees based primarily on the number of bank customers using our products, as well as other transaction-based fees. As of March 31, 1999, we had 122 client banks, of which 83 had completed implementation and were operating an Internet branch. We have more than tripled our base of client banks over the past nine months, from 40 as of June 30, 1998 to 122 as of March 31, 1999.

     nFront was incorporated in Georgia in 1996. Our principal executive office is located at 520 Guthridge Court, NW, Suite 100, Norcross, Georgia 30092. Our telephone number is (770) 209-4460. Our web sites are located at www.banking.com and www.nfront.com. Information contained on our web sites does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by nFront.....................  3,500,000 shares
Common stock offered by selling shareholders.......  400,000 shares
Common stock to be outstanding after the
  offering.........................................  14,196,152 shares
Use of proceeds....................................  Repayment of debt; expansion of our business, including sales and
                                                     marketing expenditures, product
                                                     development and potential future
                                                     acquisitions; and for general
                                                     corporate purposes, including working
                                                     capital.
Nasdaq National Market
  symbol...........................................  NFNT

     Unless otherwise noted, all information in this prospectus, including share and per share information, gives effect to a 50-for-1 common stock split in January 1998, a 3-for-1 common stock split in September 1998, and a 2.65-for-1 common stock split in May 1999; assumes the conversion of all outstanding shares of redeemable convertible preferred stock into 2,034,285 shares of common stock immediately prior to completion of this offering; and assumes no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

     This table summarizes our financial data for the periods indicated. The unaudited pro forma net loss per share reflects the conversion of our redeemable convertible preferred stock into common stock. Our balance sheet data is presented:

     - on an actual basis;

     - on an unaudited pro forma basis to reflect conversion of our redeemable convertible preferred stock into common stock; and

     - on an unaudited pro forma as adjusted basis to reflect conversion of our redeemable convertible preferred stock into common stock and our receipt of the net proceeds from the sale of 3,500,000 shares of common stock offered by nFront in this offering.

                                           PERIOD                                 NINE MONTHS
                                        FROM JUNE 17,         FISCAL            ENDED MARCH 31,
                                     1996 (INCEPTION) TO    YEAR ENDED     -------------------------
                                        JUNE 30, 1997      JUNE 30, 1998      1998          1999
                                     -------------------   -------------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Implementation fees............      $  358,245         $  722,859     $  581,375    $ 1,728,179
    Monthly service fees...........          34,263            185,283        102,929        892,816
    Other..........................         458,643            174,287        149,406        214,095
                                         ----------         ----------     ----------    -----------
         Total revenues............         851,151          1,082,429        833,710      2,835,090
  Operating income (loss)..........          70,993           (573,529)         9,105     (1,853,508)
  Net income (loss)................          48,740           (522,996)         9,107     (1,808,147)
  Accretion on redeemable
    convertible preferred stock....              --            (35,733)            --       (204,661)
                                         ----------         ----------     ----------    -----------
  Net income (loss) attributable to
    common stock...................      $   48,740         $ (558,729)    $    9,107    $(2,012,808)
                                         ==========         ==========     ==========    ===========
  Net income (loss) per common
    share -- basic and diluted.....      $     0.01         $    (0.07)    $     0.00    $     (0.24)
  Weighted average shares
    outstanding -- basic and
    diluted........................       5,079,167          8,033,223      8,000,090      8,498,844
                                         ==========         ==========     ==========    ===========
  Unaudited pro forma net loss per
    share -- basic and diluted.....                         $    (0.07)                  $     (0.19)
                                                            ==========                   ===========
  Unaudited pro forma weighted
    average shares outstanding --
    basic and diluted..............                          8,300,746                    10,533,129
                                                            ==========                   ===========
OPERATING DATA (AT END OF PERIOD):
  Total client banks under
    contract.......................               6                 40             24            122
  Total client banks implemented...               2                 20             14             83
  Total customers at client banks
    using our solution.............               *              5,220          3,149         19,648

* Information not available because prior to fiscal year ended June 30, 1998, nFront did not bill client banks on the basis of the total customers at client banks using the nFront solution.

                                                               AS OF MARCH 31, 1999
                                                      --------------------------------------
                                                                                  PRO FORMA
                                                        ACTUAL      PRO FORMA    AS ADJUSTED
                                                      -----------   ----------   -----------
BALANCE SHEET DATA:
  Cash and cash equivalents.........................  $ 1,530,458   $1,530,458   $32,416,510
  Working capital...................................      561,185      561,185    31,749,030
  Total assets......................................    3,802,645    3,802,645    34,688,697
  Long-term debt, net of current portion............      427,540      427,540            --
  Redeemable convertible preferred stock............    2,580,222           --            --
  Total stockholders' equity (deficit)..............   (1,572,199)   1,008,023    32,623,408

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

WE HAVE A LIMITED OPERATING HISTORY AND WE CANNOT GUARANTEE WE WILL BECOME PROFITABLE

     We were incorporated in June 1996. Because we have a limited operating history, an investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet banking and electronic commerce markets. These risks include our ability to:

     - successfully expand our sales and marketing efforts;

     - maintain our current, and develop new, strategic marketing relationships;

     - promote acceptance of our Internet banking services by customers of our client banks;

     - respond effectively to competitive pressures;

     - continue to develop and upgrade our technology; and

     - attract, retain and motivate qualified personnel.

     We cannot guarantee that we will succeed in achieving these goals, and there can be no assurance we will ever achieve or sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our limited operating history.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE LOSSES IN THE FUTURE

     We incurred net losses of approximately $532,000 for the quarter ended June 30, 1998; $394,000 for the quarter ended September 30, 1998; $249,000 for the quarter ended December 31, 1998; and $1.2 million for the quarter ended March 31, 1999. At March 31, 1999, we had an accumulated deficit of approximately $2.3 million. We expect to incur significant operating losses on a quarterly basis in the future.

     We will need to generate significant revenues to achieve and maintain profitability, and we cannot assure you that we will be able to do so. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or an annual basis in the future. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our financial performance will likely be adversely affected. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR FINANCIAL RESULTS COULD FLUCTUATE AND MAY ADVERSELY AFFECT OUR STOCK PRICE

     Our financial results have varied on a quarterly basis and could fluctuate substantially in the future, adversely affecting our stock price. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of future performance. These fluctuations may be caused by several factors, many of which are beyond our control, including pricing competition and pricing pressures for our products and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IF OUR REVENUES DO NOT MEET OUR EXPECTATIONS, OUR FINANCIAL RESULTS WILL SUFFER BECAUSE OUR EXPENSES WILL INCREASE FOR THE REMAINDER OF THE CALENDAR YEAR

     We plan to significantly increase our sales and marketing, research and development and general and administrative expenses throughout the remainder of calendar year 1999. Our expenses are partially based on our expectations regarding future revenues, and are largely fixed in nature, particularly in the short term. As a result, if our revenues in a period do not meet our expectations, our financial results will likely suffer.

OUR SUCCESS DEPENDS UPON THE DEMAND FOR OUR PRODUCTS AND SERVICES IN THE BANKING INDUSTRY

     We expect to derive substantially all of our revenues from products and services provided to banks, the banks' customers and other participants in the financial services industry. Accordingly, our future success depends significantly upon the continued demand for our products and services within this industry. We believe that important factors in our growth will be the willingness of the banking industry to pursue technological innovation and customer demand and acceptance of this innovation. If the rate of adoption by banks of products like ours were too slow, we could experience reduced demand for our products and services. In addition, changes in economic conditions and unforeseen events, including recession, inflation or other adverse occurrences, may result in a significant decline in the utilization of bank services or demand for our products and services. Any event that results in decreased consumer or corporate use of bank services, or increased pressures on banks toward the in-house development of Internet banking systems, could have a material adverse effect on our business, financial condition and results of operations.

THE EXPANDED USE OF THE INTERNET FOR PROVIDING BANKING AND OTHER FINANCIAL PRODUCTS AND SERVICES IS UNCERTAIN AND MAY AFFECT OUR CUSTOMER BASE AND REVENUE GROWTH

     The market for Internet-based financial services only recently has begun to develop, and the market demand for our products and services is uncertain. Critical issues concerning commercial use of the Internet for financial services, including security, reliability, ease and cost of access and quality of service, are evolving and may impact the growth of Internet use. We cannot predict the size of the market for Internet-based financial services or the rate at which that market will grow. If the market for Internet-based financial services fails to grow, grows more slowly than anticipated, or becomes saturated with competitors, our business, financial condition and results of operations likely would be materially adversely affected. Furthermore, telephone and personal computer banking systems have been marketed in the past and have not enjoyed widespread consumer adoption. Accordingly, there can be no assurance that there will be widespread consumer acceptance of advanced Internet banking systems, including ours.

     We rely on the Internet to provide access to our banking services. Our business would be adversely affected if Internet use does not continue to grow or grows more slowly than expected. Internet usage may be inhibited for a number of reasons, including inadequate network infrastructure, security concerns, inconsistent quality of service, and unavailability of cost effective, high-speed access to the Internet. The occurrence of any of these factors could inhibit the acceptance and adoption of Internet banking.

DECLINE IN DEMAND FOR NHOME OR NBUSINESS COULD AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     To date, more than 91% of our revenue has been attributable to fees generated from our nHome product. Fees generated from the sale of nHome and related services and from the sale of our nBusiness product, which became generally available in March 1999, are expected to account for most of our total revenue for the foreseeable future. As a result, a decline in demand for, or failure to achieve broad market acceptance of, nHome or nBusiness would have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will continue to be successful in marketing nHome, nBusiness or any new or enhanced products and services.

WE MAY EXPERIENCE DELAYS IN DEVELOPING ENHANCEMENTS OF EXISTING PRODUCTS AND DEVELOPING NEW PRODUCTS; THESE DELAYS MAY AFFECT OUR COMPETITIVENESS

     Our future success will depend on our ability to develop, test, sell and support enhancements of our nHome and nBusiness products and new products on a timely basis in response to changing bank and bank customer needs, competition, technological developments and emerging industry standards. The electronic banking and financial services industry is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. These developments could limit the marketability of our products and services and could render our products and services obsolete. There can be no assurance that we can successfully identify new product opportunities and develop and bring new products and services to market in a timely manner given the rapid evolution of the electronic banking industry. Our failure to successfully adapt our products and services to this rapidly changing market could adversely affect our business.

OUR SALES CYCLE VARIES AND MAY CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE

     The purchase decision relating to our products is typically made by senior management of our prospective client banks. Due in part to the nature of our applications and the associated hardware, software and consulting expenditures, potential client banks tend to be cautious in making purchase decisions. The purchase of our products involves a commitment of resources and recurring expense and the attendant delays frequently associated with approving capital expenditures and reviewing new technologies that affect key operations. Our client banks' decision-making processes require us to provide a significant level of education to prospective customers regarding the use and benefits of our products. We may expend substantial funds and management resources during the sales cycle and fail to make the sale. Accordingly, our results of operations for a particular period may be adversely affected if the sales forecasted for a particular period are delayed or do not otherwise occur.

     The time between the date of initial contact with a potential client bank and the execution of a contract with the bank typically ranges from six weeks for smaller agreements to three months or longer for larger agreements. The sales cycle is subject to significant risks and delays over which we have little or no control, including:

     - the banks' budgetary constraints;

     - the banks' internal acceptance reviews;

     - the success and continued support through the sales efforts of companies with which we have strategic alliances; and

     - the possibility of cancellation or delay of projects by banks.

IMPLEMENTATION OF OUR SOLUTION AT NEW CLIENT BANKS MAY TAKE LONGER THAN WE ANTICIPATE AND COULD ADVERSELY AFFECT OUR OPERATING RESULTS

     During the course of an initial bank implementation, we must integrate our Internet banking software with the bank's core banking software. This involves installation of an interface to permit communication between our products and the banks' core banking software. While we have managed integration with over 28 different core banking systems, we may, from time to time, experience some delays in the integration process, particularly if we do not already have an established interface for that core banking software. Our implementation period typically ranges from 35 to 170 days and currently averages approximately three months. With systems for which we do not have an available interface, we must develop customized software programs that enable our Internet banking software and the bank's core banking software to communicate. A longer integration period will increase the cost of the implementation, delay the recognition of revenues associated with the implementation and result in a loss of service-related customer usage fees. Changes to existing core banking software systems and custom implementations for larger client banks could also cause integration delays in future implementations that could have a material adverse effect on our operating results for subsequent periods.

WE RELY ON OUR STRATEGIC MARKETING ALLIANCES TO GENERATE CUSTOMERS AND REVENUE

     We expect that revenues generated from the sale of our products and services based on leads generated through our strategic marketing alliances will continue to account for a significant portion of our revenues for the foreseeable future. In particular, we expect that a limited number of our strategic marketing relationships, such as those with BISYS and BancTec, which are core bank processing service providers, will account for a substantial portion of our client bank leads and, therefore, revenues over time. Client banks sold and billed through the BISYS strategic marketing alliance represented 26% of our revenue for the nine months ended March 31, 1999. Our agreement with BancTec is relatively new and has not yet generated material revenues. Our strategic marketing agreements are typically five year agreements pursuant to which the strategic alliance companies have agreed to use commercially reasonable efforts to market the nFront products and services and not to market any other Internet banking product to their customers. We pay each company with which we have a strategic marketing alliance a commission, typically between 10% and 40%, based on the revenues generated by our client banks that are also clients of the companies with which we have strategic marketing alliances.

     Our strategic marketing alliances are in an early stage of development. If we lose one or more of our major strategic marketing relationships, we may be unable in a timely manner, or at all, to replace the strategic marketing relationships with other relationships that have comparable customer bases and user demographics.

OUR BUSINESS COULD SUFFER IF CLIENT BANKS TERMINATE THEIR CONTRACTS WITH US AS A RESULT OF ACQUISITIONS OF THE BANKS OR FOR OTHER REASONS

     Although we have included financial penalties in most of our contracts with our client banks for early termination without cause, these financial penalties would be insufficient to replace the monthly service fee revenues that we would receive if the bank had continued as a customer. As a result of the mergers and acquisitions occurring in the banking industry today, there is a potential risk of some of our existing client banks terminating their agreements with us. An existing client bank may be acquired by or merged with another bank that utilizes a different Internet banking system or does not desire to continue the relationship with us for some other reason, which could result in the new entity terminating the relationship with us. Many of the larger money center banks that are involved in consolidating the banking industry do not use nFront's solutions. Our business, financial condition and results of operations could suffer if client banks terminate their relationships with us.

A SIGNIFICANT PORTION OF OUR RECURRING REVENUE IS BASED ON A SMALL NUMBER OF CLIENT BANKS, AND THE LOSS OF A NUMBER OF THESE CLIENT BANKS COULD ADVERSELY AFFECT OUR BUSINESS

     We have, to date, depended on a limited number of client banks for a significant part of our recurring revenues. For the nine month period ended March 31, 1999, BancorpSouth accounted for 27% of monthly service fee revenues, and our five largest client banks accounted for 53% of our monthly service fee revenues. The loss of a number of our client banks may adversely affect our business, financial condition and results of operations.

     We anticipate that our results of operations in the near future will continue to depend to a significant extent upon revenues from a small number of client banks. In addition, we anticipate that these client banks will continue to vary over time so that the achievement of our long-term goals will require us to obtain additional client banks on an ongoing basis. Our failure to enter into a sufficient number of contracts during a particular period could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE ARE CURRENTLY EXPERIENCING A PERIOD OF SIGNIFICANT GROWTH THAT IS PLACING A STRAIN ON OUR RESOURCES

     We have experienced significant growth in our operations since the fiscal year ended June 30, 1998 and anticipate that additional expansion may be required in order to continue our growth. Any expansion of our business would place additional demands on our management, operational capacity and financial resources. Our failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations. We anticipate that we will need to recruit qualified personnel in all areas of our operations, including management, sales, marketing, implementation and software development, to effectively manage and control additional growth. There can be no assurance that we will be effective in attracting and retaining additional qualified personnel, expanding our operational capacity or otherwise managing growth.

     We have increased our number of employees from 30 at June 30, 1998 to 71 at March 31, 1999. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. Since June 1998, we have added a number of key managerial, technical and operations personnel, including our President and Chief Operating Officer, Chief Financial Officer, Senior Vice President of Sales and Vice President of Marketing, and we expect to add additional key personnel in the near future. Since December 1, 1998, we have added 12 new sales representatives, bringing the total to 14 at March 31, 1999.

     To manage the expected growth of our operations and personnel, we must continue improving or replacing existing operational, accounting and information systems, procedures and controls. Further, we must manage effectively our marketing relationships as well as our relationships with Internet content providers, affiliates and other third parties necessary to our business.

OUR BUSINESS IS DEPENDENT ON OUR CHIEF EXECUTIVE OFFICER AND OTHER KEY EXECUTIVE PERSONNEL

     Our future success depends to a significant extent on the continued services of our senior management and other key personnel, particularly Brady L. "Tripp" Rackley III, our founder and Chief Executive Officer. The loss of the services of Mr. Rackley or other key employees would likely have a significant adverse effect on our business. We only have employment agreements with our Chief Executive Officer and our President. We maintain "key person" life insurance in the amount of $2,000,000 on our Chief Executive Officer, but this amount likely would be inadequate to compensate us for the loss of his services.

WE HAVE EXPERIENCED DIFFICULTY IN HIRING AND RETAINING PERSONNEL

     There is significant competition for qualified employees among Internet companies today. As a result of our rapid growth and expansion, we have in the past experienced, and we expect to continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We have been required to hire a significant number of new employees in a short period of time. We may be unable to retain our skilled employees or attract, assimilate or retain other highly qualified employees in the future. Our operating results may be

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

adversely affected if we experience increased expenses related to attracting and retaining qualified employees. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

NETWORK SECURITY PROBLEMS COULD CAUSE US TO LOSE CUSTOMERS

     Even though we have implemented security measures, our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our Internet operations. Internet and on-line service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to us and also may deter banks from purchasing our products, and deter banks' customers from using our products. We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Although we intend to continue to implement state of the art security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing web sites that deliver our services, any of which could harm our business.

INTERNET SECURITY CONCERNS COULD HINDER THE GROWTH OF INTERNET BANKING AND OTHER ELECTRONIC COMMERCE SERVICES

     Users of Internet banking and other electronic commerce services are highly concerned about the security of transmissions over public networks. Concerns over security and the privacy of users may inhibit the growth of the Internet and other on-line services generally, and the Web in particular, especially as a means of conducting commercial transactions. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by those breaches. We rely on standard Internet security systems, all of which are licensed from third parties, to provide the security and authentication necessary to effect secure transmission of data. However, we cannot guarantee that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of our security measures.

WE COULD BE LIABLE FOR MISAPPROPRIATION OF OUR USERS' PERSONAL INFORMATION

     Unauthorized users could possibly circumvent the measures we take to protect client bank data. To the extent that our activities involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Any compromise of our security could harm our business. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if

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

new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

WE ARE DEPENDENT ON OUR INTERNET BANKING DATA CENTER, AND IT COULD SUFFER TECHNICAL PROBLEMS AND SERVICE INTERRUPTIONS

     All of our communications and network equipment is located at our corporate headquarters in Norcross, Georgia. Any system failure at this location could lead to interruptions, delays or cessations in providing our Internet banking services to our client banks, which could have a material adverse effect on our business, financial condition and results of operations. Our operations are dependent upon our ability to protect systems against damage from fires, hurricanes, earthquakes, power losses, telecommunications failures, break-ins, computer viruses, hacker attacks and other events beyond our control. We have contracted to establish a redundant Internet banking data center, but that data center is not scheduled to be on-line until July 31, 1999. We cannot assure that this data center will operate as anticipated. In the event of a disaster that impacts our Internet banking data center, and depending on the nature of the disaster, it may take several days for an off-site computer system to become operational for all of our client banks, and use of an alternative off-site computer would result in substantial additional cost to us. In the event of an extended outage, we could potentially lose many of our client banks, which may have a material adverse effect on our business, financial condition and results of operations. Although we maintain business interruption insurance, it may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

OUR SUCCESS DEPENDS UPON THE PROPER OPERATION OF INTERNALLY-DEVELOPED SOFTWARE AND SYSTEMS AS WELL AS THIRD-PARTY PRODUCTS

     We have developed custom software for our systems. This software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may or may not be able to correct. We must expand and upgrade our technology, transaction-processing systems and network infrastructure if the volume of traffic and transactions on our system increases substantially. We could experience periodic temporary capacity constraints, which may cause unanticipated system disruptions, slower response times and lower levels of customer service. We may be unable to accurately project the rate or timing of increases, if any, in the use of our services or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. Any inability to do so could harm our business. Our agreements with our client banks typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our agreements may not be effective under the laws of all jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products may entail the risk of these claims. A product liability claim brought against us could have a material adverse effect on our business, financial condition and results of operations.

     Our products involve integration with the core processing systems of our client banks as well as the systems of the company that provides bill payment processing services to us. We have an agreement through which another company provides to us processing services for the electronic bill payment features of our nHome and nBusiness products. The agreement was originally with Moneyline Express/Travelers

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

Express. In January 1999, M&I Data Services assumed the agreement and is performing these services. The agreement provides for fees to be paid to M&I based on banks implementing bill payment services and the number of bill payment and electronic funds transfer transactions per month, as well as the allocation of credit risks between the parties on potential insufficient funds or returned items. The agreement is a non-exclusive, three year agreement which began in July 1997. The agreement will automatically renew for one-year renewal terms unless terminated by either party prior to renewal. Under the agreement, we cooperate with M&I to develop interfaces between the nFront products and the M&I bill payment processing systems. While we believe that there are alternative sources available for these services, at this time M&I is the only bill payment processor used by us. A loss of their services could disrupt, for an indefinite period, the bill payment services we provide to our client banks. If the core processing or bill payment processing systems with which we are integrated should become unavailable for any reason, fail under operation with our products or fail to be supported by their respective vendors, it would be necessary for us to redesign our products and/or obtain alternative vendors. There can be no assurance that these changes could be accomplished in a cost-effective or timely manner. We also could experience difficulties integrating our products with other hardware and software. Furthermore, should new releases of products and systems occur before we develop products compatible with these new releases, any resulting decline in demand for our products could have a material adverse effect on our business, financial condition and results of operations.

WE RELY ON THE INTERNET REMAINING A VIABLE COMMERCIAL MEDIUM

     Our success depends, in large part, on other companies maintaining the Internet infrastructure. In particular, we rely on other companies to maintain a reliable network that provides adequate speed, data capacity and security and to develop products that enable reliable Internet access and services. If the Internet continues to experience significant growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure may be unable to support the demands placed on it, and the Internet's performance or reliability may suffer as a result of this continued growth. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols to process increased levels of Internet activity. Any degradation of Internet performance or reliability could cause users to reduce their Internet usage. If other companies do not develop the infrastructure or complementary products and services necessary to establish and maintain the Internet as a viable commercial medium, our business, financial condition and results of operations could be materially adversely affected.

OUR BUSINESS IS HIGHLY COMPETITIVE

     The market for Internet banking services and financial software applications is highly competitive, and we expect that competition will intensify in the future. In addition we could experience competition from our client banks and potential client banks. From time to time, these potential client banks develop, implement and maintain their own services and applications for revenue enhancements, cost reductions and/or enhanced customer services, rather than purchasing services and related products from third parties. There can be no assurance that these client banks or other potential client banks will perceive sufficient value in our products and services to justify investing in them. In addition, client banks or potential client banks could enter into strategic relationships with one or more of our competitors to develop, market and sell competing services or products.

     We compete with a variety of third parties, including Digital Insight, Edify, FundsXpress, Q-UP, First Data Direct Banking and Security First Technologies, that employ many different approaches to providing Internet banking services. We believe that nFront's ability to compete successfully depends upon a number of factors, including:

     - our market presence within our target market;

     - the capacity, reliability and security of our network infrastructure;

     - the comprehensiveness and ease of use of our products;

     - our pricing policies and the pricing policies of our competitors and suppliers;

     - the timing of introductions of new products and services by us and our competitors; and

     - our ability to support evolving industry standards.

     We expect competition in our markets to increase significantly as new companies enter our market and current competitors expand their product lines and services. These new competitors may include non-bank financial institutions, such as brokerage firms and on-line service providers such as E*Trade, Intuit, Charles Schwab, Quicken.com and Yahoo! Finance, all of which could be dominant competitors given their current position in the online financial services industry, broad name recognition and substantial online customer bases. Many of our current and potential competitors are likely to enjoy substantial competitive advantages, including:

     - greater financial, technical and marketing resources can be devoted to the development, promotion and sale of their services;

     - longer operating histories;

     - greater name recognition;

     - client banks with larger customer bases; and

     - larger base of client banks.

     Any pricing pressures, reduced margins or loss of market share resulting from our failure to compete effectively would materially adversely affect our business, financial condition and operating results.

INFRINGEMENT OF OUR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS

     We rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights. We have applied for the federal registration of service marks for "nFront," "nHome" and "nBusiness." We have also registered the domain names "banking.com" and "nFront.com."

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

     There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate, that we will be able to secure trademark or service mark registrations for our marks in the United States or in foreign countries or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks, domain names and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in foreign countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our services. It is possible that our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Also, our competitors or others may adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Moreover, because domain names derive value from the individual's ability to remember these names, we cannot guarantee that our domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access on-line resources. Our inability to protect our marks adequately could have a material adverse effect on the acceptance of the nFront brand and on our business, financial condition and operating results.

LITIGATION MAY BE REQUIRED TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

     In the future, litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights. Litigation would divert management resources, be expensive and may not effectively protect our intellectual property.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION

     We may be subject to litigation for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If other parties file applications for marks used or registered by us, we may have to oppose those applications and participate in administrative proceedings to determine priority of rights to the mark, which could result in substantial costs to us due to the diversion of management's attention and the expense of this litigation, even if the eventual outcome is favorable to us.

     Adverse determinations in litigation could result in the loss of proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from selling our services. There can be no assurance that we will be able to obtain these licenses on commercially reasonable terms, if at all. Any of these results could have a material adverse effect on the acceptance of the nFront brand and on our business, financial condition and operating results.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADD ADDITIONAL COSTS TO DOING BUSINESS ON THE INTERNET

     There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues including user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting various types of information

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

and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy issues apply to the Internet. Any new laws or regulations relating to the Internet or the manner in which existing laws are applied to the Internet could adversely affect our business.

WE MAY BECOME SUBJECT TO GOVERNMENT REGULATION RELATING TO BANKING AND OUR CLIENT BANKS MAY BECOME SUBJECT TO MORE STRINGENT ELECTRONIC BANKING REGULATIONS, WHICH COULD AFFECT OUR GROWTH-RATE

     Our primary customers are banks. The banking industry, including electronic banking, is regulated heavily, and we expect that this regulation will affect the relative demand for our products and services. In addition, through their ability to regulate our bank customers' system requirements, bank regulators can effectively regulate the required security systems, communication technologies and other features of our products and services.

     There can be no assurance that federal, state or foreign governmental authorities will not adopt new regulations addressing electronic banking or banking operations generally that could require us to modify our current or future products and services. The adoption of laws or regulations affecting our business or our client banks' business could reduce our growth rate or could otherwise have a material adverse effect on our business, financial condition and operating results.

THE INTERNET PRODUCTS AND SERVICES THAT WE AND OUR CLIENT BANKS PROVIDE COULD BE SUBJECT TO SALES OR OTHER TAXES WHICH COULD AFFECT DEMAND FOR OUR PRODUCTS

     The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals at the federal, state and local level and foreign governments would, if enacted, impose taxes on the sale of goods and services and other Internet activities. A recently enacted law places a temporary moratorium on some forms of taxation on Internet commerce. We cannot predict the effect of current attempts to tax or regulate commerce over the Internet. Any legislation that substantially impairs the growth of electronic commerce could have a material adverse effect on our business, financial condition and operating results.

TO EXECUTE OUR STRATEGY WE MAY REQUIRE ADDITIONAL FUNDING THAT MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL

     Although we believe that our existing capital resources and available financing will be adequate to fund our operations for at least the next 18 months, these sources may be inadequate. We have not sustained positive earnings or cash flow and we are required to incur significant expenses to be competitive. Consequently, we may require additional funds during or after this period to successfully execute our strategy. Additional financing may not be available on favorable terms or at all. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit our operations significantly. Our future capital requirements depend upon many factors, including, but not limited to:

     - the rate at which we expand our sales and marketing operations;

     - the extent to which we expand our products and services;

     - the extent to which we develop and upgrade our technology and data network infrastructure;

     - the occurrence, timing, size and success of acquisitions; and

     - the response of competitors to our service offerings.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE

     We cannot predict the extent to which investor interest in nFront will lead to the development of a trading market for our common stock or how liquid that market might become. The initial public offering price for our common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Our common stock price could be subject to wide fluctuations in response to several factors which are discussed elsewhere in "Risk Factors."

     In addition, the market for Internet and technology companies has experienced extreme price and volume volatility that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. The trading prices of the stocks of many Internet and technology companies are at or near historical highs and reflect relative valuation levels substantially above historical levels. These trading prices and relative valuation levels may not be sustained.

OUR MANAGEMENT AND AFFILIATES CONTROL MORE THAN 60% OF OUR STOCK; NO CORPORATE ACTIONS REQUIRING SHAREHOLDER APPROVAL CAN BE TAKEN WITHOUT THE APPROVAL OF THIS GROUP

     Following this offering, our officers, directors and affiliated persons will beneficially own approximately 69.9% of our common stock (65.8% if the underwriters exercise their over-allotment option in full). Brady L. "Tripp" Rackley III, our Chief Executive Officer, will beneficially own approximately 22.3% of our common stock (20.9% if the underwriters exercise their over-allotment option in full) following this offering. As a result, our officers, directors and affiliated persons will effectively be able to:

     - elect, or defeat the election of, our directors;

     - amend or prevent amendment of our Articles of Incorporation or Bylaws;

     - effect or prevent a merger, sale of assets or other corporate transaction; and

     - control the outcome of any other matter submitted to the shareholders for vote.

     Our public shareholders, for so long as they hold less than 50% of our common stock, will be unable to control the outcome of these transactions. Management's stock ownership may discourage a potential acquirer from offering to purchase or otherwise attempting to obtain control of nFront, which in turn could reduce our

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

stock price or prevent our shareholders from realizing a premium over our stock price.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

     Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, 14,196,152 shares of our common stock will be outstanding. All of the shares sold in this offering will be freely tradable unless held by affiliates of nFront or by persons subject to other contractual or legal restrictions on resale. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements signed by the holder and will be available for sale in the public market as follows:

     - no restricted shares will be eligible for sale as of the date of this prospectus;

     - approximately 386,425 restricted shares will be eligible for sale 180 days after the date of this prospectus upon the expiration of lock-up agreements with the underwriters; and

     - approximately 9,909,727 restricted shares will become eligible for sale thereafter at various times upon the expiration of their respective holding periods and if otherwise in accordance with the provisions of Rule 144.

     Hambrecht & Quist LLC may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to lock-up agreements. See "Shares Eligible for Future Sale" for a more detailed discussion.

YEAR 2000 COMPLIANCE ISSUES COULD ADVERSELY IMPACT OUR BUSINESS

     We are in the process of assessing and remediating any Year 2000 issues associated with our computer systems and software and other property and equipment. Despite our testing and remediation efforts, our systems and those of third parties, including client banks, core processors, other technology companies, utilities, affiliates, and end users may contain errors or faults with respect to the Year 2000. Our efforts to address this issue are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000 Computer Issues." We also face risks relating to the potential Year 2000 noncompliance of our client banks and other institutions that support the banks, such as the FedWire system governing electronic fund transfers and the Federal Reserve system itself. Furthermore, if a client bank is unable to achieve Year 2000 readiness, the regulators could suspend that bank's operations, adversely affecting the volume of new bank customers and transactions generated for us by that bank. Additionally, an extended disruption in availability of electricity to our facilities resulting from Year 2000 problems with utility service providers could adversely affect our business, results of operations and financial condition. Known or unknown errors or defects that affect the operation of our software and systems and those of third parties, including content providers, advertisers, affiliates, and end users could result in delay or loss of revenue, interruption of services, cancellation of client bank contracts, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs, any of which could harm our business.

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

WE COULD BE LIABLE FOR INFORMATION RETRIEVED FROM OUR WEB SITES

     We may be subject to third party claims for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of information supplied on our web sites by us or third parties, including our content providers or users. These types of claims have been brought, sometimes successfully, against on-line services in the past. We could be subject to liability with respect to content that may be accessible on web sites maintained on our system. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and in implementing measures to reduce our exposure to this liability. Our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that we may incur.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO USE OF PROCEEDS FROM THIS OFFERING WHICH WE MAY NOT USE EFFECTIVELY

     Our management will have broad discretion in how we use the net proceeds of this offering. We currently expect to use the net proceeds from this offering for repayment of debt; expansion of our business, including sales, marketing and product development expenditures; potential future acquisitions; and general corporate purposes, including working capital. Investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

POTENTIAL ACQUISITIONS INVOLVE RISKS

     Though we have not yet entered into negotiations on any potential acquisitions and do not have any short-term plans to do so, we intend to continuously evaluate our position within our industry, and we may acquire complementary technologies or businesses in the future. Due to consolidation trends within the online services industry, failure to adopt and successfully implement a long-term acquisition strategy could damage our competitive position. Future acquisitions may involve large one-time write-offs and amortization expenses related to goodwill and other intangible assets. Any of these factors could adversely affect our results of operations or stock price. Acquisitions involve numerous risks, including:

     - difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company with our operations;

     - diverting our management's attention from other business concerns;

     - impairing relationships with our employees, affiliates, strategic marketing alliances and content providers;

     - being unable to maintain uniform standards, controls, procedures and policies;

     - entering markets in which we have no direct prior experience; and

     - losing key employees of the acquired company.

     Some or all of these risks could result in a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we will be able to identify suitable acquisition candidates that are available for sale at reasonable prices. We may elect to finance future acquisitions using some or all of the proceeds of this offering. We may also elect to finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our shareholders. There can be no assurance that
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

we will be able to arrange adequate financing for any acquisitions on acceptable terms.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION

     The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock immediately after the offering. Accordingly, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $7.70 in pro forma net tangible book value per share, or approximately 77% of the offering price of $10.00 per share. In contrast, existing shareholders paid an average price of $0.31 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

OUR ARTICLES OF INCORPORATION AND BYLAWS, AS WELL AS GEORGIA LAW, MAY PREVENT OR DELAY A FUTURE TAKEOVER

     Our Second Amended and Restated Articles of Incorporation, as amended, Bylaws, other agreements and Georgia law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our shareholders. For example, our Second Amended and Restated Articles of Incorporation and Bylaws provide, among other things, that:

     - the Board of Directors, without shareholder approval, has the authority to issue preferred stock with rights superior to the rights of the holders of common stock;

     - shareholders must comply with advance notice provisions contained in our Bylaws to make proposals at shareholder meetings and nominate candidates for election to our Board of Directors;

     - the Board of Directors is classified and directors have staggered terms; and

     - the shareholders may call a special meeting only upon request of 35% of votes entitled to be cast on an issue.

Georgia law also contains "business combination" and "fair price" provisions that may have the effect of delaying, deterring or preventing a change in control of nFront. See "Description of Capital Stock - Antitakeover Provisions of Our Second Amended and Restated Articles of Incorporation, Bylaws and Georgia Law."

                           FORWARD-LOOKING STATEMENTS

     There are statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus that are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

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

                                USE OF PROCEEDS

     The net proceeds to nFront from the sale of the 3,500,000 shares of common stock offered by us in this offering, after deducting offering expenses of approximately $935,000 and the underwriting discounts and commissions, will be approximately $31.6 million. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to facilitate future access by us to public equity markets and to provide increased visibility and credibility in a marketplace where many of our current and potential competitors are or will be publicly-held companies. We expect to use the net proceeds from the offering to repay the debt described below, to expand our sales and marketing expenditures, to continue our product development, and for general corporate purposes. We expect to use approximately $887,500 of the net proceeds to repay loans outstanding to NationsBank, N.A. The term loan portion of the NationsBank loans (of which approximately $575,000 is outstanding), which was used to repay our obligations to Silicon Valley Bank, bears interest at the prime rate plus 1% and matures on August 15, 2001. The line of credit portion of the loans (of which approximately $312,500 is outstanding) bears interest at Libor plus 1.75% and is due upon completion of this offering. We used the proceeds derived from both the NationsBank line of credit and from the original Silicon Valley loan for general working capital. We may borrow additional amounts under the line of credit prior to the consummation of the offering to fund our current working capital needs. The proceeds of the offering will be used to repay any additional debt we incur prior to completion of the offering to fund our current working capital needs. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the remaining net proceeds we will have upon completion of the offering. Accordingly, our management will have broad discretion in the application of the net proceeds.

     We may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of businesses, products or technologies. However, we have no present understandings, commitments or agreements with respect to any material acquisition or investment.

     Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest-bearing, investment-grade securities and use these funds for general corporate purposes.

                                DIVIDEND POLICY

     nFront has never declared or paid any cash dividends on its capital stock. We currently intend to retain any future earnings and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999. Our capitalization is presented:

     - on an actual basis;

     - on an unaudited pro forma basis to reflect conversion of our redeemable convertible preferred stock into common stock; and

     - on an unaudited pro forma as adjusted basis to reflect conversion of our redeemable convertible preferred stock into common stock and our receipt of the net proceeds from the sale of 3,500,000 shares of common stock offered by nFront in this offering.

                                                            MARCH 31, 1999
                                                ---------------------------------------
                                                                             PRO FORMA
                                                  ACTUAL       PRO FORMA    AS ADJUSTED
                                                -----------   -----------   -----------
Long term debt, net of current portion........  $   427,540   $   427,540   $        --
Redeemable convertible preferred stock, no par
  value; 10,000,000 shares authorized; 255,885
  shares issued and outstanding at March 31,
  1999; no pro forma and pro forma as adjusted
  shares issued or outstanding................    2,580,222            --            --
Stockholders' equity (deficit):
  Common stock, no par value; 70,000,000
     shares authorized; 8,661,867 shares
     issued and outstanding at March 31, 1999;
     10,696,152 pro forma and 14,196,152 pro
     forma as adjusted shares issued and
     outstanding..............................      710,981     3,291,203    34,906,588
  Subscription receivable.....................         (777)         (777)         (777)
  Accumulated deficit.........................   (2,282,403)   (2,282,403)   (2,282,403)
                                                -----------   -----------   -----------
  Total stockholders' equity (deficit)........   (1,572,199)    1,008,023    32,623,408
                                                -----------   -----------   -----------
     Total capitalization.....................  $ 1,435,563   $ 1,435,563   $32,623,408
                                                ===========   ===========   ===========

     Upon the closing of the offering, our authorized capital will consist of 70,000,000 shares of common stock and 10,000,000 shares of preferred stock. Upon the closing of this offering, all of our outstanding preferred stock will convert into shares of common stock and none of our preferred stock will be issued or outstanding. We expect there to be 14,196,152 shares of common stock outstanding after the offering, which includes the pro forma adjustments described above. The outstanding shares as of March 31, 1999 exclude 959,782 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.26, 50,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price equal to the initial public offering price, approximately 62,000 shares of common stock issuable upon the exercise of options granted since March 31, 1999 or to be granted upon completion of this offering under our stock incentive plan and approximately 42,850 shares of common stock issuable upon the exercise of options to be granted upon completion of this offering under our employee stock purchase plan.

     Read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this prospectus.

                                    DILUTION

     As of March 31, 1999, nFront had a pro forma net tangible book value of approximately $1.0 million, or $0.09 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets of nFront reduced by its total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering. After giving effect to the receipt by nFront of the net proceeds from the sale of the 3,500,000 shares of common stock offered by nFront hereby, the pro forma as adjusted net tangible book value of nFront as of March 31, 1999 would have been approximately $32.6 million, or $2.30 per share. This represents an immediate increase in pro forma net tangible book value of $2.21 per share to existing shareholders and an immediate dilution of $7.70 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................          $10.00
  Pro forma net tangible book value per share as of March
     31, 1999...............................................  $0.09
  Increase per share attributable to new investors..........   2.21
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................            2.30
                                                                      ------
Dilution per share to new investors.........................          $ 7.70
                                                                      ======

     The following table sets forth on a pro forma basis as of March 31, 1999 the differences between existing shareholders and new investors with respect to the number of shares of common stock purchased from nFront, the total consideration paid and the average price per share paid:

                           SHARES PURCHASED       TOTAL CONSIDERATION
                         --------------------    ---------------------    AVERAGE PRICE
                           NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                         ----------   -------    -----------   -------    -------------
Existing
  shareholders.........  10,696,152     75.3%    $ 3,290,426      8.5%       $ 0.31
New investors..........   3,500,000     24.7      35,000,000     91.5         10.00
                         ----------    -----     -----------    -----
  Total................  14,196,152    100.0%    $38,290,426    100.0%
                         ==========    =====     ===========    =====

     Other than as noted above, the foregoing computations assume no exercise of stock options or warrants after March 31, 1999. As of March 31, 1999, options to purchase 959,782 shares of common stock were outstanding, with a weighted average exercise price of $1.26 per share. In conjunction with an agreement under which nFront has the right, through the completion of this offering, to issue up to $5.0 million in subordinated debentures, nFront agreed to issue to Noro-Moseley Partners IV, L.P. a warrant to purchase shares of common stock, the number of shares and exercise price of which were determined by reference to the price per share in this offering. Based on the price per share in this offering, the warrant entitles Noro-Moseley to purchase 50,000 shares of common stock at $10.00 per share. Additionally, if CNL Financial Corporation, one of our strategic marketing alliances, consummates sales to between 51 and 75 or more client banks prior to January 1, 2000, we will be obligated to issue options to purchase up to 114,988 shares of common stock at an exercise price of $1.63 per share. To the extent that the outstanding options or warrants to purchase common stock, or any options or warrants issued in the future, are exercised, there will be further dilution to new investors.

     Sales by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to 10,296,152, or approximately 72.5% (approximately 68.4%, if the underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding upon the closing of this offering and will increase the number of shares held by new public investors to 3,900,000, or approximately 27.5% (4,485,000 shares, or approximately 31.6%, if the underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

     The following table sets forth our selected financial data and other operating information. We derived the selected financial data from our financial statements and related notes included in another part of this prospectus. You should read the selected financial data together with our financial statements and related notes and the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Ernst & Young LLP, independent auditors, audited our financial statements for the period from June 17, 1996 (inception) to June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999. The statement of operations and per share data for the nine months ended March 31, 1998 were derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of results of operations. You should not rely on interim results as being indicative of results we expect for the full year. Additionally, historical results are not necessarily indicative of results to be expected in the future. See Notes 1 and 11 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted net income (loss) per common share and unaudited pro forma net loss per share.

                                                        PERIOD FROM     FISCAL YEAR         NINE MONTHS
                                                       JUNE 17, 1996       ENDED          ENDED MARCH 31,
                                                       (INCEPTION) TO    JUNE 30,     -----------------------
                                                       JUNE 30, 1997       1998         1998         1999
                                                       --------------   -----------   ---------   -----------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Implementation fees..............................    $ 358,245      $   722,859   $ 581,375   $ 1,728,179
    Monthly service fees.............................       34,263          185,283     102,929       892,816
    Other............................................      458,643          174,287     149,406       214,095
                                                         ---------      -----------   ---------   -----------
      Total revenues.................................      851,151        1,082,429     833,710     2,835,090
  Operating expenses:
    Cost of implementation...........................      246,544          346,054     132,750       697,541
    Cost of Internet banking data center.............       61,681           96,732      65,098       213,950
    Selling and marketing............................      194,450          568,928     189,265     1,462,943
    Product development..............................      106,429          170,419     109,164       785,790
    General and administrative.......................      157,274          440,099     305,188     1,445,481
    Depreciation.....................................       13,780           33,726      23,140        82,893
                                                         ---------      -----------   ---------   -----------
      Total operating expenses.......................      780,158        1,655,958     824,605     4,688,598
  Operating income (loss)............................       70,993         (573,529)      9,105    (1,853,508)
  Other (income) expense:
    Interest income..................................       (3,672)         (26,692)     (3,916)      (63,436)
    Interest expense.................................           --            2,084       1,914        18,075
                                                         ---------      -----------   ---------   -----------
  Income (loss) before income taxes..................       74,665         (548,921)     11,107    (1,808,147)
  Income tax expense (benefit).......................       25,925          (25,925)      2,000            --
                                                         ---------      -----------   ---------   -----------
  Net income (loss)..................................       48,740         (522,996)      9,107    (1,808,147)
  Accretion on redeemable convertible preferred
    stock............................................           --          (35,733)         --      (204,661)
                                                         ---------      -----------   ---------   -----------
  Net income (loss) attributable to common stock.....    $  48,740      $  (558,729)  $   9,107   $(2,012,808)
                                                         =========      ===========   =========   ===========
  Net income (loss) per common share -- basic and
    diluted..........................................    $    0.01      $     (0.07)  $    0.00   $     (0.24)
                                                         =========      ===========   =========   ===========
  Weighted average shares outstanding -- basic and
    diluted..........................................    5,079,167        8,033,223   8,000,090     8,498,844
                                                         =========      ===========   =========   ===========
  Unaudited pro forma net loss per share -- basic and
    diluted..........................................                   $     (0.07)              $     (0.19)
                                                                        ===========               ===========
  Unaudited pro forma weighted average shares
    outstanding -- basic and diluted.................                     8,300,746                10,533,129
                                                                        ===========               ===========

                                                        PERIOD FROM     FISCAL YEAR         NINE MONTHS
                                                       JUNE 17, 1996       ENDED          ENDED MARCH 31,
                                                       (INCEPTION) TO    JUNE 30,     -----------------------
                                                       JUNE 30, 1997       1998         1998         1999
                                                       --------------   -----------   ---------   -----------
OPERATING DATA (AT END OF PERIOD):
  Total client banks under contract..................            6               40          24           122
  Total client banks implemented.....................            2               20          14            83
  Total customers at client banks using our
    solution.........................................            *            5,220       3,149        19,648

---------------

* Information not available because prior to fiscal year ended June 30, 1998, nFront did not bill client banks on the basis of the total customers at client banks using the nFront solution.

                                                                  AS OF JUNE 30,
                                                              ----------------------   AS OF MARCH 31,
                                                                1997         1998           1999
                                                              ---------   ----------   ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 243,525   $2,521,384     $ 1,530,458
  Working capital (deficiency)..............................    (71,787)   1,957,205         561,185
  Total assets..............................................    402,345    2,998,128       3,802,645
  Long-term debt, net of current portion....................         --           --         427,540
  Redeemable convertible preferred stock....................         --    2,375,561       2,580,222
  Total stockholders' equity (deficit)......................     49,240     (209,391)     (1,572,199)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     nFront provides a comprehensive, outsourced solution that enables small to mid-sized banks to offer their retail and commercial customers banking and financial services through the Internet. nFront's products and services provide bank-branded Internet applications to these banks, enabling the banks to offer products, services and transactions over the Internet in a secure environment. We were founded and incorporated in June 1996. From June 1996 through May 1997, our principal activities consisted of developing our nHome product, recruiting employees and raising capital. Our revenue during this period was generated primarily through software licensing fees from our nHome product. In June 1997, in response to the significant demand from small to mid-sized banks, we opened our Internet banking data center and began focusing on providing our client banks with a comprehensive outsourced Internet banking solution. In March 1999, we released our nBusiness product, which is designed to meet the specific needs of a bank's commercial customers. Our nHome product has been responsible for generating most of our revenue to date.

     We derive revenue from multi-year service contracts under which our client banks pay us the following fees:

     - an up-front implementation fee for developing each client bank's uniquely branded web site;

     - recurring fees based primarily on the number of customers of our client banks that use our products;

     - transaction-based fees; and

     - fees for materials and services provided to client banks to support their customer marketing efforts and to train their staff on how best to manage customers on the Internet branch.

     The implementation fee, which is billable to the client bank when the contract is executed, is recognized as revenue over the implementation period, which currently averages approximately three months. We record the unrecognized portion of billable implementation fees as deferred revenue. Revenue from monthly user fees and transaction fees are recognized monthly based on the number of users with accounts on the bank's Internet branch at the end of the month and the transactions occurring during the month. The service contracts with the banks are typically five year exclusive agreements. The revenue from marketing and training support materials and services is recognized at the time the materials are delivered or the services are provided.

     We compensate both our sales representatives and companies with which we have strategic marketing alliances with commissions. Sales representatives' commissions are determined using a fixed commission schedule, which is based on the total asset size of the applicable client bank sold. Commissions on sales guaranteed from companies with which we have strategic marketing alliances are paid in accordance with the contractually agreed upon commission schedules in the respective contracts. These commissions, typically between 10% and 40%, vary by relationship and are generally expressed as a percentage of the up-front implementation fee and the monthly recurring fees.

     Our strategic marketing agreements stipulate that either nFront or the company with which we have a strategic marketing alliance is responsible for billing a client bank. In the event that nFront is responsible for billing the client bank, we recognize the gross amount of revenue and the sales commission to the company with which we have a strategic marketing alliance as a selling and marketing expense. In the event that the company with which we have a strategic marketing alliance is responsible for billing the client bank, that company remits an agreed upon amount to us. Accordingly, we recognize the related revenue collected and no sales commission expense is incurred.

     To date, the majority of our resources have been directed to creating our nHome and nBusiness Internet banking products, building our Internet banking data center, forming exclusive strategic marketing alliances, marketing our products and building our sales and marketing team. As we have migrated from a licensing fee structure to a structure based on recurring revenue generation, we have incurred significant operating losses since September 30, 1997. Our strategy is to rapidly expand our base of client banks, assist these banks in promoting the use of the nFront system by their customers and increase the retail and commercial banking communities' awareness and acceptance of the nFront solution. We anticipate that our operating expenses will increase substantially in future quarters as we increase our sales force, significantly increase our marketing and branding efforts, continue to develop new distribution channels, fund greater levels of product development and expand our support staff and facilities to facilitate our anticipated growth. Accordingly, we expect to incur additional losses in future quarters.

RESULTS OF OPERATIONS

                                  PERIOD FROM                           NINE MONTHS
                                 JUNE 17, 1996        FISCAL          ENDED MARCH 31,
                                 (INCEPTION) TO     YEAR ENDED     ----------------------
                                 JUNE 30, 1997    JUNE 30, 1998      1998        1999
                                 --------------   --------------   --------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Implementation fees..........     $358,245        $  722,859     $581,375   $ 1,728,179
  Monthly service fees.........       34,263           185,283      102,929       892,816
  Other........................      458,643           174,287      149,406       214,095
                                    --------        ----------     --------   -----------
     Total revenues............      851,151         1,082,429      833,710     2,835,090
Operating expenses:
  Cost of implementation.......      246,544           346,054      132,750       697,541
  Cost of Internet banking data
     center....................       61,681            96,732       65,098       213,950
  Selling and marketing........      194,450           568,928      189,265     1,462,943
  Product development..........      106,429           170,419      109,164       785,790
  General and administrative...      157,274           440,099      305,188     1,445,481
  Depreciation.................       13,780            33,726       23,140        82,893
                                    --------        ----------     --------   -----------
     Total operating
       expenses................      780,158         1,655,958      824,605     4,688,598
Operating income (loss)........       70,993          (573,529)       9,105    (1,853,508)
Other (income) expense:
  Interest income..............       (3,672)          (26,692)      (3,916)      (63,436)
  Interest expense.............           --             2,084        1,914        18,075
                                    --------        ----------     --------   -----------
Income (loss) before income
  taxes........................       74,665          (548,921)      11,107    (1,808,147)
Income tax expense (benefit)...       25,925           (25,925)       2,000            --
                                    --------        ----------     --------   -----------
Net income (loss)..............     $ 48,740        $ (522,996)    $  9,107   $(1,808,147)
                                    ========        ==========     ========   ===========

NINE MONTHS ENDED MARCH 31, 1999 COMPARED TO NINE MONTHS ENDED MARCH 31, 1998

Revenues

     Implementation Fees. Implementation fees represent fees generated from developing the client banks' uniquely branded web sites. Implementation fees increased from $581,000 during the 1998 period to $1.7 million in the 1999 period. This increase was attributable to an increase in the number of new banks purchasing the nFront solution, from 19 banks purchasing our solution during the 1998 period to 83 banks during the 1999 period. The increase in banks purchasing our Internet banking solution reflects increased client bank acceptance of Internet banking as well as continued development of our products and services and an increase in our sales force from one individual at March 31, 1998 to a team of 14 sales representatives at March 31, 1999. We added 12 new sales representatives since December 1, 1998. Additionally, we introduced our nBusiness product in March 1999.

     Monthly Service Fees. Monthly service fees consist of the monthly fees charged to our client banks based primarily on the number of bank customers with accounts on the system and the volume of transactions such as bill payment, fund transfers and check imaging. These fees increased from $103,000 in the 1998 period to

$893,000 in the 1999 period. This increase is attributable to the increase in customers at our client banks utilizing the nFront system from approximately 3,000 at March 31, 1998 to approximately 19,500 at March 31, 1999.

     Other. Other revenue consists of the fees charged to our client banks for materials and services to support marketing and training efforts as well as other non-recurring fees, including fees for custom web site development. These revenues increased from $149,000 in the 1998 period to $214,000 in the 1999 period primarily because of increased sales of our marketing materials.

Expenses

     Cost of Implementation. Cost of implementation consists primarily of salaries and wages and facilities costs directly attributable to the implementation process. Cost of implementation increased from $133,000 in the 1998 period to $698,000 in the 1999 period. This increase reflects the significant growth in personnel required to accommodate the increase in new banks purchasing our solution.

     Cost of Internet Banking Data Center. Cost of Internet banking data center consists primarily of salaries and wages and communications costs required to operate the Internet banking data center. These costs increased from $65,000 in the 1998 period to $214,000 in the 1999 period to support the significant growth in the number of client banks and those banks' customers utilizing the nFront system.

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries and wages, sales commissions, advertising, travel, public relations and marketing materials and tradeshow costs. Sales and marketing expenses increased from $189,000 in the 1998 period to $1.5 million in the 1999 period. The increase reflects the expansion of our sales force and a substantial increase in sales commissions paid to our sales representatives and companies with which we have strategic marketing alliances due to our increased sales. We believe that these expenses will increase significantly in the future as we continue to expand our sales force and increase our marketing and advertising efforts.

     Product Development. Product development expenses consist primarily of salaries and wages costs. Product development expenses increased from $109,000 in the 1998 period to $786,000 in the 1999 period. This increase reflects the increase in technical personnel to support the continued development of our nHome product and the development of our new nBusiness product, which was released in March 1999.

     General and Administrative. General and administrative expenses consist primarily of salaries and wages and other related costs for operations and executive employees, professional fees and facilities-related expenses. General and administrative expenses increased from $305,000 in the 1998 period to $1.4 million in the 1999 period. This increase is attributable to an increase in personnel and facilities expenses necessary to support our expanded operations.

     Depreciation. Depreciation expense increased from $23,000 in the 1998 period to $83,000 in the 1999 period primarily as a result of depreciation of new computer equipment associated with the growth of the Internet banking data center as well as depreciation of our enhanced administrative systems. During the 1999 period, we added new sales automation, customer support and accounting systems.

     Interest Income. Interest income increased from $4,000 in the 1998 period to $63,000 in the 1999 period as a result of interest earned on cash balances during the period. We raised approximately $2.8 million in proceeds from private equity offerings from May 1998 to September 1998.

     Interest Expense. Interest expense increased from $2,000 in the 1998 period to $18,000 in the 1999 period as a result of borrowings under our line of credit facility with Silicon Valley Bank. This line of credit was executed in August 1998. Outstanding borrowings under the facility totaled $729,000 as of March 31, 1999.

     Income Taxes. As of March 31, 1999, we had approximately $2.0 million of federal net operating loss carryforwards, which begin expiring in 2013. Utilization of these net operating loss carryforwards could become subject to annual limitation due to "change of ownership" provisions of the Internal Revenue Code and similar state provisions. For financial reporting purposes, a valuation allowance has been recognized to reduce net deferred tax assets to zero due to uncertainties with respect to nFront's ability to realize the benefit of deferred income tax assets.

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1997

Revenues

     Implementation Fees. Implementation fees increased from $358,000 in fiscal 1997 to $723,000 in fiscal 1998. This increase was attributable to the fact that only six new client banks purchased the nFront solution during fiscal 1997 while 35 banks purchased the nFront solution during fiscal 1998. This increase was partially offset during fiscal 1998 by the modification of our pricing structure to lower the up-front charges to the client bank and establish recurring monthly service fees as well as other transaction-based fees.

     Monthly Service Fees. Monthly service fees increased from $34,000 in fiscal 1997 to $185,000 in fiscal 1998 as a result of the increase in the number of client bank customers using nFront's products.

     Other. Other revenue decreased from $459,000 in fiscal 1997 to $174,000 in fiscal 1998. This decrease is primarily attributable to one-time revenue generated from a customized project performed for one client bank in fiscal 1997.

Expenses

     Cost of Implementation. Cost of implementation increased from $247,000 in fiscal 1997 to $346,000 in fiscal 1998. This increase is attributable to the increase in client banks sold from six in fiscal 1997 to 34 in fiscal 1998.

     Cost of Internet Banking Data Center. Cost of Internet banking data center increased from $62,000 in fiscal 1997 to $97,000 in 1998. These costs increased to support the significant growth in the number of client banks and these banks' customers utilizing the nFront system.

     Selling and Marketing. Selling and marketing expenses increased from $194,000 in fiscal 1997 to $569,000 in fiscal 1998. This increase was due primarily to a substantial increase in sales commissions due to our increased sales.

     Product Development. Product development expenses increased from $106,000 in fiscal 1997 to $170,000 in fiscal 1998. This increase reflects the increase in technical personnel to support the continued development of our nHome product.

     General and Administrative. General and administrative expenses increased from $157,000 in fiscal 1997 to $440,000 in fiscal 1998. This increase is attributable to an increase in personnel and facilities expenses necessary to support our expanded operations.

     Depreciation. Depreciation expense increased from $14,000 in fiscal 1997 to $34,000 in fiscal 1998 primarily as a result of depreciation of new computer equipment associated with the growth of the Internet banking data center.

     Interest Income. Interest income increased from $4,000 in fiscal 1997 to $27,000 in fiscal 1998 as a result of interest earned on cash balances during the period. This increase is due primarily to interest earned on the investment pending use of the private equity offering proceeds received during fiscal 1998.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents unaudited quarterly financial information for each of the seven quarters during the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999. In the opinion of management, this information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results included in this prospectus. We expect to continue to experience fluctuations in our quarterly operating results. Our quarterly results have in the past been subject to fluctuations and, therefore, the operating results for any quarter or quarters are not necessarily indicative of results for any future period. The quarterly results should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.

                                                                      QUARTER ENDED
                            -------------------------------------------------------------------------------------------------
                            SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                1997            1997         1998        1998          1998            1998          1999
                            -------------   ------------   ---------   ---------   -------------   ------------   -----------
Revenues:
 Implementation fees......    $ 217,313      $ 134,500     $ 229,562   $ 141,484    $  481,677      $  730,171    $   516,331
 Monthly service fees.....       28,517         28,603        45,809      82,354       132,706         363,243        396,867
 Other....................       39,982         98,325        11,099      24,881        12,014         105,559         96,522
                              ---------      ---------     ---------   ---------    ----------      ----------    -----------
   Total revenues.........      285,812        261,428       286,470     248,719       626,397       1,198,973      1,009,720
Operating expenses:
 Cost of implementation...       31,414         50,635        50,701     213,304       211,823         219,186        266,532
 Cost of Internet banking
   data center............       29,587         14,256        21,255      31,634        47,085          94,826         72,039
 Selling and marketing....       29,481         52,191       107,593     379,663       260,471         428,366        774,106
 Product development......       32,786         41,267        35,111      61,255       146,881         226,610        412,299
 General and
   administrative.........       82,350         92,242       130,596     134,911       363,640         464,646        617,195
 Depreciation.............        6,642          7,886         8,612      10,586        16,048          25,977         40,868
                              ---------      ---------     ---------   ---------    ----------      ----------    -----------
   Total operating
     expenses.............      212,260        258,477       353,868     831,353     1,045,948       1,459,611      2,183,039
Operating income (loss)...       73,552          2,951       (67,398)   (582,634)     (419,551)       (260,638)    (1,173,319)
Other (income) expense:
 Interest income..........       (1,220)          (985)       (1,711)    (22,776)      (26,186)        (20,126)       (17,124)
 Interest expense.........           --            665         1,249         170           518           8,233          9,324
                              ---------      ---------     ---------   ---------    ----------      ----------    -----------
 Income (loss) before
   income taxes...........       74,772          3,271       (66,936)   (560,028)     (393,883)       (248,745)    (1,165,519)
 Income tax expense
   (benefit)..............       13,459            589       (12,048)    (27,925)           --              --             --
                              ---------      ---------     ---------   ---------    ----------      ----------    -----------
Net income (loss).........    $  61,313      $   2,682     $ (54,888)  $(532,103)   $ (393,883)     $ (248,745)   $(1,165,519)
                              =========      =========     =========   =========    ==========      ==========    ===========

     The fluctuation in implementation fee revenue in the quarters ended September 30, 1997, December 31, 1997 and March 31, 1998 reflects the unpredictability of client bank sales in the early stages of our business. The decrease in implementation fee revenue and the corresponding increase in other fees during the quarter ended June 30, 1998 reflects our significant decrease in the standard up-front implementation fee resulting from our migration from a licensing fee structure to a structure based on recurring revenue generation. The decrease in implementation fee revenue during the quarter ended March 31, 1999 reflects a decrease in the number of new banks purchasing nFront products and services in December 1998 and January 1999 as compared to the previous quarter and the resulting reduction in revenue recognized over the three month implementation periods. The relatively slower growth in monthly service fees during the same quarter also reflects a decrease in the number of new banks purchasing nFront products and services in December 1998 and January 1999. Our sales have historically decreased in December. Additionally, our focus on building the sales team contributed to slower sales in January 1999.

     The increase in cost of implementation during the quarter ended June 30, 1998 reflects an increase in one-time set up costs to establish our bill payment interfaces. The increase in selling and marketing expenses during this quarter reflects a one-time contractually agreed upon fee paid to a client bank.

     Our revenues and operating results are likely to vary significantly from quarter to quarter in the future due to a number of factors, many of which are outside of our control. These factors include: our ability to sell our products and services to banks; our client banks' abilities to convert their customers to Internet banking; services or products introduced by us or by our competitors; the timing and uncertainty of sales cycles; seasonal declines in sales, which typically occur in the fourth calendar quarter; the level of Internet usage; our ability to attract, integrate and retain qualified personnel; our ability to successfully integrate operations and technologies from acquisitions or other business combinations; technical difficulties or system downtime affecting the Internet generally or the operation of our client banks' web sites; and general economic conditions, as well as economic conditions specific to the banking and financial services industries.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have raised approximately $4.0 million of capital, consisting of $2.3 million of redeemable convertible preferred stock, $950,000 of common stock and $750,000 of debt. Through March 31, 1999, we have invested $900,000 in capital expenditures. Beyond our capital expenditures, the funds we have raised have been applied to support our working capital needs. Our working capital needs have expanded significantly as our client bank base has grown to 122 banks as of March 31, 1999.

     On June 17, 1999, we entered into a loan agreement with NationsBank, N.A., whereby NationsBank agreed to loan us up to $5.0 million. The Loan includes a $4.4 million revolving line of credit and a $575,000 term loan. We used approximately $575,000 of the proceeds from the term loan toward repayment of the debt outstanding with Silicon Valley Bank and borrowed an additional $312,500 for working capital and to pay closing costs. The term loan is to be repaid in equal monthly installments of principal, plus accrued interest, through August 15, 2001. The line of credit terminates and must be repaid upon the first to occur of (a) December 31, 1999, (b) the closing of this offering or
(c) the 25th business day following demand by NationsBank if this offering has not closed by September 15, 1999. We are repaying both the term loan and the line of credit from the proceeds of this offering. At March 31, 1999, we had cash of $1.5 million.

     In April 1999, we entered into a debenture purchase agreement with Noro-Moseley Partners IV, L.P. Under this agreement, Noro-Moseley agreed to purchase up to $5.0 million of senior subordinated debentures upon request by us. No debentures have been issued under this agreement. The obligation of Noro-Moseley to purchase debentures under the agreement expires upon the completion of this offering. In exchange for its commitment under the agreement, we agreed to issue to Noro-Moseley a three-year warrant to purchase shares of common stock, the number of shares and exercise price of which were determined by reference to the price per share in this offering. Based on the price per share in this offering, the warrant entitles Noro-Moseley to purchase 50,000 shares of common stock at $10.00 per share. One of our directors, Mr. Charles D. Moseley, Jr., is a member of MKFJ-IV, LLC, the general partner of Noro-Moseley.

     We may borrow additional amounts under the line of credit prior to the consummation of the offering to fund our current working capital needs. The proceeds of the offering will be used to repay any additional debt we incur prior to completion of the offering to fund our current working capital needs.

     In the next twelve months we expect to invest approximately $4.5 million in capital expenditures. We believe that our existing capital resources, together with the estimated net proceeds from this offering, will be sufficient to fund our operations for at least the next 18 months. If we expand more rapidly than currently anticipated, if our working capital needs exceed our current expectations or if we make acquisitions, we may need to raise additional capital from equity or debt sources. We cannot be sure that we will be able to obtain the additional financing necessary to satisfy these expanded cash requirements or to implement an expanded growth strategy on acceptable terms or at all. If we cannot obtain this financing on terms acceptable to us, we may be forced to curtail some planned business expansion and may be unable to fund our ongoing operations.

     During the nine month period ended March 31, 1999, we used net cash of $1.7 million for operating activities, as compared to $236,000 for the nine month period ended March 31, 1998. Operating activities for the nine month period ended March 31, 1999 consisted primarily of a $1.8 million net loss. Cash used in operating activities in fiscal 1998 included a net loss of $523,000 and an increase in accounts receivable of $175,000 partially offset by an increase in deferred revenue of $522,000. Cash provided by operating activities in fiscal 1997 included net income of $49,000 and an increase in accrued liabilities of $214,000.

     Cash used in investing activities was $716,000 for the nine month period ended March 31, 1999, as compared to $66,000 for the same period ended March 31, 1998. Investing activities for the 1999 period consisted of capital expenditures totaling $716,000. These capital expenditures were related primarily to the expansion of the Internet banking data center as well as the additional furniture and equipment needed to accommodate our growth. Cash used in investing activities in fiscal 1998 consisted of capital expenditures of $120,000 related primarily to equipment purchases for the Internet banking data center. Cash used in investing activities in fiscal 1997 consisted of capital expenditures of $47,000 related primarily to purchases of office equipment.

     Cash provided by financing activities was $1.4 million for the nine months ended March 31, 1999, as compared to $300,000 for the 1998 period. Financing activities included net proceeds from our bank credit facility of $729,000 and $650,000 from the sale of our common stock. Cash provided by financing activities in fiscal 1998 included proceeds of $2.3 million from the sale of our preferred stock and $300,000 from the sale of our common stock. Cash provided by financing activities in fiscal 1997 consisted of $500 from the sale of our common stock.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective July 1, 1998, we adopted Statement of Financial Accounting Standard No. 130, Reporting for Comprehensive Income, or FAS 130. FAS 130 requires disclosures of components of non-stockholder changes in equity in interim periods and additional disclosures of components of non-stockholder changes in equity on an annual basis. Adoption of FAS 130 had no impact on our results of operations or financial position.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information, or FAS 131. We adopted FAS 131 effective July 1, 1998. The adoption of this standard did not have a material effect on our financial statement disclosures.

     In March 1998, the AICPA issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. We will adopt SOP 98-1 effective July 1, 1999. We have not completed our evaluation of the impact of adopting SOP 98-1 but do not expect its adoption to have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     nFront's interest income and expense is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest on nFront's cash equivalents earned as well as the interest incurred on nFront's long-term debt, respectively. Based on our cash equivalents balance and level of debt at March 31, 1999, nFront's exposure to interest rate risk is not material.

IMPACT OF YEAR 2000 COMPUTER ISSUES

     The year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year without specifying the century. As a result, date-sensitive software may recognize a date of "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of nFront's operations, including a temporary inability to process transactions, send invoices or engage in other business activities, and, as a result, the operations of the banks and end users that we serve. Year 2000 issues impact nFront both on an external basis in connection with the products and services we offer to banks and end users, as well as on an internal basis as to our own operations and systems. We also face risks relating to the potential year 2000 non-compliance with institutions that provide services to us, merchants processing electronic transfer of funds, the FedWire system governing electronic funds transfers and the Federal Reserve system itself. We believe that based on our assessments to date, material year 2000 issues that we have identified that are within our control can be corrected. The failure of nFront or third party hardware or software that is used by nFront or in conjunction with our products to be year 2000 compliant could have a material adverse effect on nFront's financial position and results of operations.

     Year 2000 Project Team. We have assembled a year 2000 project team, composed of nFront employees from our senior management, product management, development, Internet banking data center, support, implementation, accounting and facilities management working groups. Our year 2000 project team has identified software, equipment and systems that are material to our business, and we have reviewed and tested our nFront products, as well as the software, equipment and systems supplied to us by third party vendors, to determine their ability to correctly process date changes from 1999 through 2000. The goals of the project team are to minimize any year 2000-related impact to our bank customers and their customers; maintain year 2000 readiness as a top business priority; and work closely with our internal and external business associates to achieve year 2000 readiness. Management believes the costs related to year 2000 compliance have not and will not have a material effect on nFront's financial condition, results of operations and cash flows.

     nFront Products. We designed our products to be year 2000 compliant. Year 2000 remediation efforts to nFront's products were minor due to nFront's awareness of year 2000 issues when our products were updated in early 1998. nFront products require users to enter a four-digit date code for each date, and each product process stores and displays dates only in a four-digit year format. We tested our products in test environments intended to emulate a year 2000 environment. Testing was performed on the century date change as well as other critical date rollovers such as leap year using significant dates both before and after January 1, 2000. No significant problems were detected as a result of this testing.

     Year 2000 External Efforts and Issues. We have substantially completed the replacement, modification or retirement of hardware or software components for nFront products and services that were identified by the year 2000 project team to be vital to our core business processes and at risk for year 2000 failures. In addition, we have requested that our customers, vendors, and other business associates participate in our readiness efforts and update us on their year 2000 progress. Many of our computer systems and business operations are provided and/or maintained by outside suppliers. nFront's key vendors and suppliers, including core processors with which our systems interface, have been asked to demonstrate sufficient year 2000 readiness. Where feasible, we have tested vendor supplied products that are critical to our operations.

     Year 2000 Internal Efforts and Issues. Our year 2000 project team has completed corporate-wide inventory of nFront's internal application and system software and of our computers and other equipment, such as our building security systems, fire alarm systems and heating and air conditioning equipment, to determine if this equipment uses embedded computer chips that may be date sensitive. Based on this analysis, nFront has upgraded hardware and software deemed vital to our on-going business by the year 2000 project team to versions or releases identified by their vendors as year 2000 ready or compliant; implemented computer code changes for non-critical issues not affecting year 2000 compliance; and substantially completed remediation of identified year 2000 issues in "mission critical" systems, or systems that are vital to the successful continuance of core business activities.

     Most Likely Worst Case Scenarios of Year 2000 Problems. nFront expects to identify and resolve all year 2000 problems that could materially adversely affect its business, financial condition or operating results. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. In addition, we cannot accurately predict how many failures related to the year 2000 problem will occur or the severity, duration or financial consequences of these failures. As a result, we expect that the following worst case scenarios could occur:

     - a significant number of operational inconveniences and inefficiencies for nFront, our services and our clients that may divert our time and attention and financial and human resources from our ordinary business activities; and

     - a number of serious system failures that may require significant efforts by us to prevent or alleviate material business disruptions.

     Contingency and Business Continuity Planning. Our year 2000 project team has designed a corporate business continuity plan specific to year 2000 issues to address potential disruptions to business identified by the year 2000 project team that may impact our customers and other business associates. In addition, we have developed consolidated readiness plans and schedules for business areas to enable us to react to such identified potential events that could impact normal business routines. Depending on the systems affected, these plans could include (a) replacement of affected equipment; (b) use of backup equipment or facilities; (c) increased work hours for our personnel to correct any year 2000 problems which arise; and (d) other similar approaches. If we are required to implement any of these contingency plans or are unable to implement any of these plans effectively, they could have a material adverse effect on our business, financial condition or operating results.

                                    BUSINESS

     The following Business section contains forward-looking statements relating to future events or the future financial performance of nFront, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of other factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     nFront provides products and services designed to enable small to mid-sized banks to provide Internet banking and other financial services to their retail and commercial customers. Through our outsourcing model, our client banks purchase our products as services, paying us on a monthly basis depending on the level of usage by their customers. Our solution enables our client banks to utilize the Internet to retain current customers, acquire new customers, offer additional products and services, decrease costs and increase fee income. By enabling banks to offer comprehensive Internet banking services, as well as additional financial products and services, the nFront solution enables our client banks to create a bank-branded web site that becomes a financial destination for the client bank's customers.

     Our solution consists of our Internet banking products, our Internet banking data center which facilitates use of the products, implementation and web site design services and marketing support services. Our nHome product provides Internet banking services targeted at meeting the banking needs of a bank's retail customers. Our nBusiness product provides banking services specifically designed to meet the needs of the bank's commercial customers. Through our Internet banking data center, we provide the necessary communications, transaction processing and data storage services to operate the system. We work closely with each of our client banks to design the appearance of their Internet branches, implement and integrate our system with the banks' existing computer systems and train the banks' employees to market our products. As of March 31, 1999 we had 122 client banks.

INDUSTRY BACKGROUND

  Growth of the Internet and Electronic Commerce

     The Internet has emerged as a significant global communications medium enabling millions of people to share information and conduct business electronically. International Data Corporation estimates that the number of Web users world-wide will grow from approximately 97 million in 1998 to approximately 320 million by 2002. This growth is being driven by a number of factors, including an expanding base of personal computers in the home and workplace; improvements in network infrastructure; easier, faster and cheaper access to the Internet and commercial on-line services; advances in network and communication security; increased general awareness of the Internet among consumer and business users; and the introduction of alternative Internet-enabled devices, such as televisions and handheld devices.

     As access to the Internet expands, businesses are increasingly using the Web as an effective means of retaining customers, acquiring new customers, selling additional products and services to their existing customer base and reducing costs.

The ease of use, functionality and accessibility of the Internet have made it an increasingly attractive commercial medium by providing features that historically had been unavailable through traditional channels of customer contact. For example, the Internet provides users with convenient access to large amounts of dynamic data to support their financial management, investment management and purchasing decisions. Through the Internet, businesses are able to communicate effectively with customers by providing access to information, including frequent updates of new products and services, content, pricing and visual presentations. Additionally, businesses can utilize customer-specific data obtained through the customer's interaction with the business' web site to market services and products targeted at the particular customer. International Data Corporation estimates that goods and services purchased over the Internet in the U.S. will increase from approximately $26 billion in 1998 to over $269 billion in 2002.

     In addition to its use as a general commercial medium, the Internet has rapidly emerged as a means of providing financial products and services. Many companies increasingly are offering a variety of financial products and services, including credit cards, brokerage services, insurance products and commercial and retail banking services, via the Internet. For example, according to International Data Corporation, the number of on-line brokerage accounts in the United States is expected to grow from 3.5 million at the end of 1997 to 24 million at the end of 2002.

  Emergence of Internet Banking

     Banks have historically used technology to create alternative distribution channels for their services in order to reduce their customers' dependence on traditional physical branch locations. Examples include automated teller machines or ATMs, telephone banking and electronic banking. The primary benefits sought by banks in their attempts to reduce customers' reliance on traditional branches were, among others, to reduce costs, increase the breadth and availability of services and differentiate themselves from their competitors. Although banks have been successful in directing customers to alternative distribution channels, these alternatives have historically provided customers with only limited access to the services available at a traditional branch location. In seeking cost effective, convenient alternative distribution channels that will provide customers a full array of services, banks have recently focused on electronic banking alternatives, such as PC banking and Internet banking.

     Banks originally offered electronic banking by distributing their proprietary PC-based software to their customers or by developing links between the bank's computers and PC-based personal finance manager software packages such as Intuit's Quicken(R) or Microsoft's Money. PC banking provides access to the customer's accounts and the ability to execute banking transactions. However, limitations of PC banking include:

     - customers can only access their bank accounts and related information from the particular PC on which the PC banking software has been installed;

     - it can be expensive for the bank to provide and support PC banking because of the significant costs to develop, purchase and maintain the software and hardware necessary to integrate with the bank's core operating system and to support the locally-installed copies of software on the customers' PCs; and

     - PC banking does not enhance the bank's ability to identify and exploit opportunities to sell other products and services to the customer.

     Consequently, only a relatively small number of banks have offered a PC banking solution.

     The proliferation of the Internet has enabled the development and implementation of Internet banking systems that overcome many of the limitations of PC banking. Unlike PC banking, Internet banking only requires that a customer have a secure Web browser for access to the Internet and the bank. Internet banking does not require the user to have any other specific software and does not restrict the customer to a particular PC. Instead, customers may access their bank information through the Internet using any Web-enabled device to review account activity, transfer funds, pay bills or transact other business. Account information is stored on a secure server at all times, protected by technology designed specifically to safeguard this information. According to Forrester Research, the number of households banking on-line in the United States is projected to grow from 2.4 million in 1997 to more than 18 million by 2002.

     According to the Office of the Comptroller of the Currency, as of June 30, 1998, there were 374 banks offering transactional Internet banking web sites in the United States. With the rapid growth of the Internet banking market, many banks are compelled to offer Internet banking as part of their overall services in order to remain competitive and continue to retain and attract customers.

  Challenges to Implementing Internet Banking Systems

     Many banks choose between using in-house resources or licensed technology to implement an Internet banking system. Common challenges for banks trying to implement Internet banking systems using internally-developed or licensed technology include:

     - substantial initial investments in hardware, software and communications equipment required to implement these systems and maintain security and redundancy;

     - difficulty in identifying, attracting and retaining qualified personnel to implement and manage the system;

     - limited access to technical resources to integrate an Internet banking system into the bank's core computer systems, monitor the system for security and regulatory compliance and train and support the bank's customers on the use of the system; and

     - competitive risks associated with possible delays in implementing, supporting or upgrading an Internet banking solution in-house.

     These challenges are particularly difficult for most small to mid-sized banks due to their limited capital and internal technical resources. Many larger national or "super-regional" banks offer some form of Internet banking currently and bank customers are increasingly demanding these services. Small to mid-sized banks are being pressured to provide competitive solutions.

     Many banks, particularly small to mid-sized banks, are seeking to outsource their Internet banking services as a more cost-effective, efficient means of providing these services to their customers. An outsourced Internet banking solution can provide to the small to mid-sized bank the resources necessary to create an Internet banking service competitive with the services offered by the large banks.

  nFront's Market Opportunity

     We believe that a significant opportunity exists to provide small to mid-sized banks with a comprehensive, outsourced solution that enables these banks to offer Internet banking services to their customers. As of September 30, 1998, there were more than 10,000 banks, savings and loans and thrifts in the United States and all but 81 of those had assets below $10 billion. Approximately 175 million, or approximately 52%, of the deposit accounts with balances less than $100,000 were held by banks in that small to mid-sized bank segment. Many consumers and small businesses continue to be attracted by the customer orientation and local community presence offered by small to mid-sized banks and are beginning to demand the convenience of Internet banking.

     Internet banking also permits banks to more easily expand the financial products and services offered to their customers to include brokerage services, credit cards, bill presentment, bill payment, insurance, tax return preparation, full on-line account origination and retail Web-based purchasing.

NFRONT'S SOLUTION

     We provide a comprehensive, outsourced solution that enables small to mid-sized banks to offer their customers complete branch banking services through the Internet. Our solution consists of our Internet banking products, our Internet banking data center which facilitates the use of these products, implementation and web site design services and marketing and support services. Our nHome product provides Internet banking services targeted at meeting the needs of a bank's retail customers. Our nBusiness product provides banking services specifically designed to meet the needs of the bank's commercial customers. The nFront Internet banking data center provides the web server computers, communications, data storage, retrieval and security, as well as support personnel necessary to operate an Internet branch for each bank, that is integrated with the bank's existing computer systems. Our solution enables banks to utilize the Internet to compete more effectively in their markets, retain current customers, acquire new customers, offer additional products and services, decrease costs and increase fee income.

     By creating Internet branches for our client banks, we enable banks to become the destination on the Web for bank customers who are increasingly using the Web to research, evaluate and, if desired, purchase a broad array of financial products and services. Because of the integral role of bank accounts in all types of financial transactions and the importance of expanded access to the information relating to those accounts, we believe that banks are particularly well suited to provide this financial destination on the Web for their customers. Our products and services enable our client banks' customers to access their personal account information, perform a variety of financial transactions and conduct investment research on the banks' web site. We plan to expand our products and services to enable client banks to offer investment portfolio management, insurance and related sales to strengthen their position as the financial destination on the Web for their customers.

     The key differentiators of our products and services are:

     Outsourced Solution. Our outsourced solution has been designed to have significantly lower up-front costs, lower overhead, shorter lead times on initial implementation and upgrades and better access to qualified personnel than the bank would experience on an in-house basis. Finally, by aggregating the customer bases and assets of our client banks, our outsourced solution enables us to take advantage of economies of scale and increased buying power in negotiating agreements with third parties to offer additional products and services to our client banks' customers, resulting in improved economic arrangements than would otherwise be the case. By outsourcing the system design, implementation, operation and support, the bank is free to focus on its core competency, serving its banking customers, rather than managing the growing complexities of Internet technology.

     Fat Server Architecture. Our products are based on a system architecture that is commonly referred to as a "fat server" design. A "server" is the computer or collection of computers that store information and handle many of the more complex data processing functions. A "fat server" refers to a server that has been configured to handle significant volumes of data storage and retrieval, as well as complex data processing functions. With "fat server" architecture, the system utilizes a relational database located on the nFront system server to receive and store customer data from a bank's core computer system. This data storage architecture allows the nFront system to store and organize the client bank customer's account data locally, without a continuous, direct connection between the customer and the bank's core system. On the other hand, a "thin server" refers to a server which acts more as a conduit for information which is processed either by other servers or by the PCs accessing this server. With the "thin server" model, which connects the customer directly to the bank's core system, the information available to the customer is limited to data currently accessible on the bank's core system.

     Fat server architecture provides the following functional advantages over thin server architecture:

     - Access to historical financial information. Information stored on the fat server allows a customer to generate consolidated reports on financial transactions spanning an extended period of time. nFront's fat server system currently stores up to two years of customer data, whereas thin server systems typically provide access to 60 to 90 days of financial data. We believe access to more historical account data promotes increased customer loyalty for a bank.

     - Analysis of customer information. A fat server solution enhances the bank's ability to extract and analyze relevant customer account information and more efficiently cross-sell products.

     - Effective consolidation of financial services. The fat server can more effectively consolidate the customer's financial data from disparate host systems in one place. These host systems include banking, brokerage and insurance financial data.

     Ease of Integration through Relationships with Core Processors. We have interfaces with 28 different core processing systems used by banks, enabling us to offer faster, more cost-effective integration of our Internet banking products with a bank's existing core processing system. Core processors provide the software and services required by banks to process their transactions.

     Microsoft NT-Based. The nFront solution is designed to take advantage of the Microsoft NT application environment. In 1997 we received the Microsoft Corporation "Best Industry Solution for Internet Banking" award. The nFront solution utilizes the Microsoft BackOffice suite, which provides an integrated, scalable system foundation, allowing nFront to focus on product development instead of third-party application selection and integration. The integrated suite of NT server applications enables nFront to efficiently add new bank clients and their customers without interrupting service to our existing customers.

STRATEGY

     Our objective is to be the leading provider of Internet banking products and services to the small to mid-sized bank market and to create Web-based financial destinations for the millions of banking customers in that market. To achieve our objective, we intend to:

     Capitalize on Exclusive, Strategic Marketing Alliances to Expand Base of Client Banks. Primarily through our strategic marketing alliances with bank core processors and other related service providers, we plan to increase the number of banks offering the nFront products and services to their customers. We have formed exclusive, five year relationships with many of the key core processors and other providers of supporting technology to our target banking market segment. We recently expanded our national sales force to pursue additional sales opportunities through our strategic marketing relationships.

     Assist Client Banks in Converting their Customers to the nFront System. A portion of our service fees are based on the conversion of our client banks' customers to our system, as well as the number of their customers using our system each month. We offer to client banks our marketing program and other support services to promote conversion of their customers to our system. We are currently expanding our marketing team to achieve this objective.

     Build Awareness of nFront's Brands. As our client banks develop their positions as comprehensive financial destinations on the Web, we are positioning the "nFront" brand to create broad market recognition of nFront as the leading provider of solutions enabling banks to offer Internet banking, financial services and financial destination sites. The nFront logo appears on our client banks' Internet branches, further promoting the nFront name. In addition, we plan to use our www.banking.com web site and increased advertising to promote awareness of our products and services.

     Generate Incremental Revenue by Offering Additional Financial Products and Services through the nFront System. We intend to generate incremental revenue for ourselves and our client banks by providing additional products and services to the client banks' customers through the nFront system. These additional services may include, among others, insurance, brokerage and bill presentment services. In addition to providing incremental revenue, these products and services should enhance the client banks' positions as financial destinations on the Web and improve customer retention for the banks.

     Continue to Enhance Our Products and Services. We believe our system architecture serves as the foundation for our future position as a leader in the Internet banking market for small to mid-sized banks. We have made and intend to continue to make substantial investments to improve our core technologies to enhance the functionality and performance of our products and services.

PRODUCTS AND SERVICES

     nFront offers products and services designed to enable banks to offer complete branch banking services over the Internet to retail and commercial customers. Our nHome product provides Internet banking services to a bank's retail customers. Our nBusiness product provides these services to a bank's commercial customers. We work closely with each of our client banks to design the appearance of their Internet branches to achieve each bank's particular branding objectives. The nFront Internet banking data center provides the computers that operate as the web servers for the system, the communications equipment, the data storage, retrieval and security software and hardware, as well as the support personnel, necessary to operate each client bank's Internet branch and connect each Internet branch to the bank's existing computer systems.

     Through our outsourcing model, our client banks purchase our products as services, paying us on a monthly basis depending on the level of usage by their customers. Pricing for our nHome and nBusiness products include an up-front implementation fee payable upon execution of the contract, recurring monthly fees, transaction fees and fees for additional marketing and support services.

     Products

     nHome. The nHome product provides a bank's retail customers a wide array of branch banking services over the Internet. nHome was initially released in November 1996. As of March 31, 1999, there were 122 agreements with banks to provide the nHome product to their customers. With the nHome product, a bank's retail customers can:

     - open new accounts;

     - access account summaries and histories;

     - download account information to personal finance software, such as Intuit's Quicken or Microsoft's Money;

     - receive electronic images of cleared checks;

     - transfer funds;

     - pay bills;

     - manage pending transactions;

     - generate custom reports;

     - define event notifications;

     - receive on-line customer support; and

     - view a fully functional Internet banking demonstration.

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

     nHome also includes components used by the client bank to support the Internet branch. These administrative components include the ability for the client banks' customers and potential customers to submit account applications in a secure environment. Also, the client bank can automatically generate email responses to customer applications, update product interest rates and terms and receive customer-specific marketing and data analysis.

     nBusiness. The nBusiness product provides to a bank's small business customers comprehensive commercial banking services over the Internet. nBusiness was initially released in March 1999 and as of March 31, 1999, there were 37 agreements with banks to provide the nBusiness product to their customers. The product has been designed to enable the bank to generate additional fee revenue by offering its commercial customers a broader array of commercial cash management services than they currently offer. The nBusiness product provides the bank the same administrative and support functions available in the nHome product. With the nBusiness product, a bank's commercial customer receives the functionality of the nHome product, plus, the customer can:

     - debit customer accounts;

     - issue stop payment orders;

     - pay employees;

     - create multiple user security profiles;

     - issue wire transfers;

     - facilitate direct deposit; and

     - initiate electronic tax payments.

     Services

     We provide the implementation services necessary to install our products, "brand" the bank's Internet branch and integrate the nFront products into the bank's core processing system. For a typical nHome installation, the implementation period currently averages approximately three months. Additionally, we provide the following marketing and support services to our client banks:

     Client Bank Marketing Program. Our client bank marketing program offers banks marketing campaigns aimed at converting existing bank customers to the nFront system and acquiring new customers. The program consists of several separate pre-designed segments from which the bank can choose. Each segment is complete with "camera ready" collateral marketing material as well as media campaign strategies. We may print and produce the materials at an additional cost or the bank may choose a local vendor to print and produce the materials.

     Employee Education Program. The Employee Education Program is a training program designed to help client banks train their employees on the benefits of the nFront system and Internet banking. nFront typically conducts training at the client bank. Training covers topics such as connecting to and navigating the Web, Internet banking, Internet security, email and related topics. nFront can employ a "train-the-trainer" approach or train the client's front line staff. The program includes leaders' guides and participants' kits.

     Marketing Consulting Services. We also offer customized consulting services for those banks with specific marketing and training needs. These services include competitive analyses, performance reporting, product recommendations and service

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

and support recommendations. Consulting projects are priced on a time and materials basis.

INTERNET BANKING DATA CENTER

     All of our client bank Internet branches are hosted and processed in our Internet banking data center. The data center contains the computers that operate as the web servers for the system, the communications equipment, the data storage, retrieval and security software and hardware, as well as the support personnel, necessary to operate each client bank's Internet branch and connect each Internet branch to the client bank's existing computer systems. The data center communicates with a client bank by transferring the data directly from the client bank's core system to our servers in the data center utilizing direct data connections and a workstation running at the client bank.

     Our data center provides a controlled access environment that includes a high capacity battery backup system. The battery backup system provides continuous power to all production systems including servers, monitors, telecommunications equipment, and employee workstations. In addition, a diesel power generator provides backup power to our entire facility in the event of an extended power outage. We have recently entered into an agreement with Exodus Communications that provides us with a redundant data center, which will allow us to continue to provide service in the event of a catastrophic loss of our primary data center. We expect this redundant data center to be operational by the quarter ending September 30, 1999.

STRATEGIC MARKETING ALLIANCES

     When evaluating Internet banking solutions, banks usually focus on the ease of interface between their existing core banking software and the Internet banking software. Core banking software is the central software within a bank that processes information concerning banking transactions such as deposits and withdrawals. The link between the core banking software and the Internet banking software allows for the transfer of transactional data between both software systems. We have formed strategic marketing alliances with vendors of core banking software and outsourced data processing services who market our products exclusively to their customer base. These relationships are typically for a five year period, and we pay commissions to the companies with which we have strategic marketing alliances. These commissions typically range from 10% to 40% of the implementation fees and portions of the monthly service fees charged by nFront, though one agreement provides for a commission of 50% on the implementation fees. Generally we do not pay commissions on transactional fees such as bill payment or funds transfers. In addition, we have developed interfaces to the software systems of each of the companies with which we have strategic marketing alliances. Our alliances with core processors include BISYS, BancTec, Sparak and First Commerce Technologies.

     BISYS. We have a five-year marketing agreement with BISYS which began in April 1998, with automatic renewals for successive five-year terms unless terminated by either party prior to renewal. BISYS, which provides transaction processing and other administrative and computer processing services to banks and financial institutions, offers our products to its customer base. Subject to some restrictions,

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

BISYS agrees to use its best efforts not to distribute other Internet banking solutions. BISYS is entitled to retain a portion of the fees collected on implementation and monthly service on the nFront System.

     BancTec USA, Inc. We have two five-year marketing agreements with BancTec which began in January 1999 and March 1999, respectively, with automatic renewals for successive five-year terms unless terminated by either party prior to renewal. BancTec, which provides transaction processing and other administrative and computer services to banks and financial institutions, offers our products to its customers and to its potential bank customers. Subject to some restrictions, BancTec has agreed that nFront will be its premier provider of Internet banking solutions to its customers. We pay to BancTec commissions on the implementation fees and monthly service fees we receive from their customers.

     Sparak. We have a five-year marketing agreement with Sparak which began in July 1997, with automatic renewals for successive five-year terms unless terminated by either party prior to renewal. Sparak, which provides transaction processing and other administrative and computer processing services to banks and financial institutions, offers our nHome system to its customer base and to potential bank customers. Sparak has exclusive rights to market nHome to its customer base and nonexclusive rights with respect to potential bank customers. We pay to Sparak commissions on the implementation fees and monthly service fees we receive from their customers.

     First Commerce Technologies. We have a five-year marketing agreement with First Commerce Technologies which began in July 1997, with automatic renewals for successive five-year terms unless terminated by either party prior to renewal. First Commerce Technologies, which provides transaction processing and other administrative and computer processing services to banks and financial institutions, offers our products to its customers and its potential bank customers. Subject to some restrictions, First Commerce Technologies agrees to use its best efforts not to distribute other Internet banking solutions. We pay to First Commerce Technologies commissions on the implementation fees and monthly service fees we receive from their customers.

     We also have exclusive marketing alliances with other banking technology providers such as BISYS Document Solutions, a bank check imaging company, and Southern Data Systems, a bank platform automation company.

SALES

     nFront utilizes a direct sales force that works closely with the national sales forces of each of the companies with which we have strategic marketing alliances to capitalize on their existing relationships within the banking community to promote nFront's products and services. Many of nFront's sales representatives are teamed with and assigned a strategic marketing relationship customer base on which to focus. The strategic marketing alliance sales representatives identify banks that are interested in purchasing an Internet banking solution, qualify the customer and then pass the qualified lead to the nFront sales person. The nFront sales person manages the sales effort, provides a demonstration of the products and negotiates and closes the sale. The nFront sales representative continues to leverage the relationship throughout the sales process and continues to work jointly with the strategic marketing alliance sales representative. We compensate both our sales representatives and companies with which we have strategic marketing alliances with commissions.

     In addition to sales representatives focused on the strategic marketing alliances, nFront also has sales representatives that focus exclusively on specific geographic territories as well as a sales representative that contacts nFront client banks to explore sales of additional and complementary nFront products and services. Since December 1, 1998, we have added 12 new sales representatives, to bring the total to 14 at March 31, 1999.

     The typical sales cycle for nFront products is approximately 90 days. We have recently implemented a sales force automation and customer relationship management software system that will allow our sales force to view the complete customer prospect listing, track progress in the sales cycle and report to management sales progress, thereby facilitating a complete customer contact program.

MARKETING

     We have achieved our historical growth with minimal marketing expenditures. We have utilized or intend to utilize the following programs and promotional activities to enhance our sales efforts:

     Advertising. We employ joint marketing efforts through our strategic marketing alliances nationwide, and we advertise in financial publications, trade magazines and financial industry directories. In addition, the nFront logo appears on our client banks' Internet branches further promoting the nFront name.

     Public Relations. We proactively pursue public relations opportunities to build brand awareness for nFront and its products. We target traditional print, syndicated news services and industry events with our public relations programs. We participate actively in industry trade shows, both on our own and jointly with companies with which we have strategic marketing alliances. To date, participation in industry trade shows has been our primary means of marketing.

     Direct Mail. We use direct mail to deliver our message to the key decision makers at all targeted banks in the United States. Direct mail campaigns will often be co-branded with the companies with which we have strategic marketing alliances.

     Telemarketing. To support our direct mail campaigns and advertising, we utilize telemarketing to target decision makers at community banks. We also use telemarketing to pre-qualify Internet banking leads as well as to sell additional products and services to existing nFront clients.

PRODUCT DEVELOPMENT

     Our product development efforts focus on enhancing current product functionality and adding new products to the nFront product line. We will continue to develop real time interfaces, check imaging, bill payment and bill presentment interfaces to the systems of companies with which we have strategic marketing alliances. New functionality planned for nHome includes on-line brokerage, deposit imaging, statement imaging, bill presentment and credit scoring. New functionality

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

planned for nBusiness includes Internet payroll, managerial graphing capability, electronic data interchange functionality and other business applications.

     Our product development strategy includes clear definition and separation of responsibilities. We approach each development effort using the same fundamental set of guidelines and standards. The development process also allows for feedback from nFront's client banks and from internal resources as defined milestones are reached. nFront uses the rapid application development, or RAD, technique in order to manage product development cycles to attempt to keep pace with rapid changes in technology.

CLIENT BANKS

     Our target market is the approximately 10,000 small to mid-sized banks in the United States. As of March 31, 1999, we had 122 client banks, of which 83 had completed implementation and were operating an Internet branch. The average asset size of our client banks as of that date was $490 million.

     For the nine months ended March 31, 1999, no individual client bank accounted for 10% of our total revenues, although client banks sold and billed through the BISYS strategic marketing alliance represented 26% of our revenue for that period. One client bank, First Commerce Bank, accounted for 14% of our total revenues in the fiscal year ended June 30, 1998 and for 57% of our total revenues in the fiscal year ended June 30, 1997.

COMPETITION

     The Internet technology, financial services and secure network communication industries all represent dynamic and competitive markets. We continue to expect competition to intensify in the future, especially with respect to Internet financial service products. Because of the diverse and changing competitive marketplace in the financial services industry and for Internet related products and services, there can be no assurance that we have identified or considered all possible present and future competitors or that the discussion set forth below represents a complete coverage of competition.

     We believe that we face two basic levels of competition in our market. The first is competition from companies offering competitive Internet banking solutions to banks. The second is competition which our client banks face in providing Internet-based financial products and services to their customer base.

     We believe that the principal competitive factors in our market are industry trust, technical capabilities, operating effectiveness, cost and scalability, customer service, security, speed to market, and capital. Many of our competitors have the financial, technical and marketing resources, plus established industry relationships, to better compete based on these factors. Competitive pressures we face may have a material adverse effect on our business, financial condition or operating results.

     The market for on-line banking and financial software and services is competitive, rapidly evolving and subject to technological change. With the continued development of the Internet as an alternative means of delivering financial services, we expect competition to intensify. Principal competitors currently include software companies that provide comprehensive in-house software and Internet

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

integration tools for on-line banking and brokerage solutions and outsourcing companies that provide similar product functionality to different target markets.

     With respect to solution providers in competition with us, while we believe no other company delivers comprehensive, outsourced Internet products and services to banks in our target market, there are a number of companies that have similar products and services such as Digital Insight, Edify, FundsXpress, Q-UP, First Data Direct Banking and Security First Technologies. However, many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources.

     We also believe that the competitive forces facing us include the various competitive alternative approaches for Internet banking solutions, such as thin servers; fat clients (personal financial management software) and in-house development. Each of these alternatives competes with our fat server, outsourced solution.

     In providing Internet banking solutions to their customers, our client banks face competition not only from other banks, but also from non-bank financial institutions, such as brokerage firms and on-line service providers such as E*TRADE, Intuit's Quicken.com and Yahoo! Finance.

GOVERNMENT REGULATION

     We are not licensed by the Office of the Comptroller of the Currency, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the National Credit Union Association or other Federal or state agencies that regulate or monitor banks or other types of providers of financial electronic commerce services. Federal, state or foreign agencies may attempt to regulate our activities. Congress could enact legislation that would require us to comply with data, record keeping, processing and other requirements. We may be subject to additional regulation as the market for our business continues to evolve. For example, Regulation E, which is promulgated by the Federal Reserve Board, governs electronic fund transfers made by regulated financial institutions and providers of access devices and electronic fund transfer services, including many aspects of our services. Under Regulation E, our client banks are required, among other things, to provide disclosure to retail customers, to comply with notification periods regarding changes in the terms of service provided and to follow specified procedures for dispute resolutions. The Federal Reserve Board may adopt new rules and regulations for electronic funds transfers that could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance. Because of the growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, and Federal or state authorities could enact laws, rules or regulations affecting our business operations. We also may be subject to Federal, state and foreign money transmitter laws, encryption and security export laws and regulations and state and foreign sales and use tax laws. If enacted or deemed applicable to us, these laws, rules or regulations could be imposed on our activities or our business thereby rendering our business or operations more costly, burdensome, less efficient or

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

impossible, any of which could have a material adverse effect on our business, financial condition and operating results.

     The market we currently target, the financial services industry, is subject to extensive and complex Federal and state regulation. Our current and prospective clients, which consist primarily of commercial banks and thrifts, operate in markets that are subject to extensive and complex Federal and state regulations and oversight. While we are not directly subject to these regulations, our services and related products must be designed to work within the extensive and evolving regulatory constraints in which our clients operate. These constraints include Federal and state truth-in-lending disclosure rules, state usury laws, the Equal Credit Opportunity Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, Bank Secrecy Act and the Community Reinvestment Act. Because many of these regulations were promulgated before the development of our solution, the application of these regulations to our solution must be determined on a case by case basis. We do not make representations to client banks regarding the applicable regulatory requirements, but instead rely on each bank making its own assessment of the applicable regulatory provisions in deciding whether to become a client bank. Furthermore, some consumer groups have expressed concern regarding the privacy, security and interchange pricing of financial electronic commerce services. It is possible that one or more states or the federal government may adopt laws or regulations applicable to the delivery of financial electronic commerce services in order to address these or other privacy concerns. It is not possible to predict the impact that any of these regulations could have on our business.

     We currently offer services on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, content, characteristics and quality of services and products. The adoption of any of these laws or regulations may limit the growth of the Internet, which could affect our ability to utilize the Internet to deliver banking and other financial electronic commerce services.

INTELLECTUAL PROPERTY

     Our success will be heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. These laws, procedures and contracts provide only limited protection. We have applied for the federal registration of service marks for "nFront," "nHome" and "nBusiness." We have also registered the domain names "banking.com" and "nFront.com." Despite the precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. The means we employ to protect our proprietary rights may not be adequate. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software is difficult and some foreign laws do not protect nFront's proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could

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

result in substantial costs and diversion of our resources and could materially adversely affect our business, operating results, and financial condition.

EMPLOYEES

     As of March 31, 1999, we had 71 employees. We have never had a work stoppage and none of our employees are represented under collective bargaining agreements. We consider our employee relations to be good.

FACILITIES

     Our Internet banking data center and administrative, sales, marketing and development facilities are located in approximately 13,800 square feet of office space in Norcross, Georgia. This facility is leased to us through August 1, 2003. In addition, we lease approximately 1,000 square feet in a facility in Bogart, Georgia, which serves as a location for many of our graphic designers. We are in the process of expanding our Norcross offices to a total of approximately 20,000 square feet.

LEGAL PROCEEDINGS

     nFront is not a party to any material legal proceeding.

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

                                   MANAGEMENT

     The following table sets forth information about the executive officers and directors of nFront:

                NAME                  AGE                 POSITION
                ----                  ---   ------------------------------------
Brady L. "Tripp" Rackley III........  28    Chairman of the Board of Directors
                                            and Chief Executive Officer
Robert L. Campbell..................  48    President, Chief Operating Officer
                                            and Director
Jeffrey W. Hodges...................  33    Chief Financial Officer and
                                            Secretary
Brady L. Rackley....................  55    Director
Thomas E. Greene III................  52    Director
Charles D. Moseley, Jr..............  56    Director (1)(2)
William H. Scott III................  51    Director (1)
James A. Verbrugge..................  58    Director (2)
Vincent R. Brennan..................  36    Senior Vice President -- Sales
Steven S. Neel......................  29    Senior Vice President -- Operations
W. Derek Porter.....................  27    Vice President -- Research and
                                            Development
Adam M. Naide.......................  32    Vice President -- Marketing
Alan W. Powell......................  29    Vice President -- Sales

-------------------------

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     Brady L. "Tripp" Rackley III, founder of nFront, has served as Chairman of the Board and Chief Executive Officer of nFront since its inception in 1996. Prior to forming nFront, Mr. Rackley served as Chief Operating Officer of LeapFrog Technologies, Inc., a software development company, from October 1995 until February 1996, and as Vice President -- Development of Systeme Corp., a software development company, from December 1992 until September 1995. Mr. Rackley received an Industrial Engineering degree from the Georgia Institute of Technology and has post-graduate studies in business and human computer interface from the University of Central Florida. Mr. Rackley is also a member of the board of the Alexander-Tharpe Foundation, Inc. Mr. Rackley is the son of Brady L. Rackley.

     Robert L. Campbell has served as President and Chief Operating Officer of nFront since July 1998 and as a Director since September 1998. Prior to joining nFront, Mr. Campbell worked as an independent consultant for Campbell and Associates from January to July 1998. Mr. Campbell served as President of Insight Management, a professional services business, from January 1997 until November 1997. Mr. Campbell served as President and Chief Executive Officer of Servantis Systems, Inc., a banking and electronic commerce software and services firm from July 1993 until the company's acquisition by CheckFree Corp. in March 1996. Mr. Campbell received a Bachelor of Science Degree and a Masters of Business Administration from the University of Tennessee.

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

     Jeffrey W. Hodges has served as Chief Financial Officer of nFront since November 1998 and was elected Secretary in April 1999. Prior to joining nFront, Mr. Hodges served as Vice President -- Controller of Powertel, Inc., a public wireless telecommunications provider, from June 1995 until November 1998. From December 1988 until June 1995, Mr. Hodges served as an auditor at Arthur Andersen, LLP, an independent accounting firm, serving most recently as Audit Manager from 1992 to 1995. Mr. Hodges is a graduate of Auburn University with a degree in accounting and is a Certified Public Accountant.

     Brady L. Rackley has served as a Director of nFront since its inception in 1996 and served as Secretary from inception to April 1999. From 1990 until 1995, Mr. Rackley was the President and Chief Executive Officer of Systeme Corp., a software development company. Mr. Rackley also has served as the Chairman of the Board, President and Chief Executive Officer of LeapFrog Technologies, Inc., a software development Company, since October 1995. Mr. Rackley is the father of Brady L. "Tripp" Rackley III.

     Thomas E. Greene III has served as a Director of nFront since May 1998. Mr. Greene has served as Chairman of Liberty Street Capital Corporation, an investment banking company, since May 1995. Prior to joining Liberty Street Capital Corporation, Mr. Greene served as Vice President of Municipal Finance of Goldman Sachs & Co. from May 1993 until May 1995.

     Charles D. Moseley, Jr. has served as a Director of nFront since May 1998 and as a member of the Audit and Compensation Committees of the Board of Directors of nFront since November 1998. Mr. Moseley is a member of MKFJ-IV, LLC, which is the general partner of Noro-Moseley Partners IV, L.P., a venture capital firm. Mr. Moseley founded Noro-Moseley Partners in 1983, and he is a director of several private companies. Mr. Moseley received a Bachelor of Industrial Engineering degree from the Georgia Institute of Technology and a Masters of Business Administration from Harvard University.

     William H. Scott III has served as a Director and a member of the Compensation Committee of nFront since November 1998. Mr. Scott has served as the President of ITC Holding Co., a telecommunications service provider, since December 1991, and has been a director of ITC Holding Co. since May 1989. Mr. Scott is also an officer and director of several ITC Holding Co. subsidiaries. In addition, Mr. Scott serves on the Board of Directors of Mindspring Enterprises, Inc., an Internet service provider; Innotrac Corporation, a customized, technology-based marketing support services company; ITC Deltacom, Inc., a full-service telecommunications provider; and Knology Holdings, Inc., a broadband telecommunications service provider, formerly known as CyberNet Holdings, Inc. Mr. Scott received a Bachelor of Arts degree from Presbyterian College and a Masters degree in Business Administration from the University of Georgia.

     James A. Verbrugge has served as a Director and a member of the Audit Committee of nFront since May 1998. Dr. Verbrugge has served as Professor of Finance at the University of Georgia since 1968 and currently serves as Chairman of the University's Department of Banking and Finance. Dr. Verbrugge is also a member of the Board of Directors of Proactive Technologies Inc., an airport hospitality services and real estate holding company. Dr. Verbrugge received a Ph.D. in Economics from the University of Kentucky.

     Vincent R. Brennan has served as Senior Vice President -- Sales of nFront since March 1998 and is responsible for growing and managing nFront's sales, marketing and business development units. From September 1998 until March 1999, Mr. Brennan served as Senior Vice President -- Sales and Marketing of nFront. Prior to joining nFront, Mr. Brennan was employed by John H. Harland Co. from June 1986 until September 1998, serving as Senior Vice President -- Sales, managing the financial markets division from December 1995 until September 1998 and as Vice President from April 1993 until December 1995. Mr. Brennan received a Bachelor's degree in Business Administration from the University of Connecticut.

     Steven S. Neel has served as Senior Vice President -- Operations of nFront since July 1996 and is responsible for enhancing customer satisfaction by implementing and supporting the nFront products and services. Prior to joining nFront, Mr. Neel served as Vice President -- Implementations of LeapFrog Technologies, Inc., a software development company, from October 1995 until July 1996. Prior to joining LeapFrog Technologies, Inc., Mr. Neel was a partner from April 1993 until October 1995 in an Atlanta-based consulting firm where he obtained experience in the financial services industry. Mr. Neel received a Bachelor's degree in Management from the Georgia Institute of Technology.

     W. Derek Porter has served as Vice President -- Research and Development of nFront since its inception in 1996 and is responsible for product development and data center operations. Prior to joining nFront, Mr. Porter worked for LeapFrog Technologies, Inc., a software development company, as Internet Product Manager and Director of Product Strategy. Prior to entering the banking software industry, Mr. Porter worked with IBM Corporation in various technical roles ranging from technical product support to LAN Applications Specialist. Mr. Porter received a Bachelor's degree in Management from the Georgia Institute of Technology.

     Adam M. Naide has served as Vice President -- Marketing of nFront since April 1999 and is responsible for all consumer marketing and product marketing functions. Prior to joining nFront, Mr. Naide spent ten years in marketing-management related positions including Director of Marketing with Primestar Inc., a satellite communications company, from April 1998 until March 1999, Director of Marketing with Cox Communications, a media conglomerate, from October 1994 until March 1998, and Account Executive with InterServ Services Corp., a marketing services company, from December 1993 until June 1994. Mr. Naide consulted independently from July 1994 until September 1994. Mr. Naide received a Bachelor's degree in Business Administration from Emory University and a Masters of Business Administration from the University of Georgia.

     Alan W. Powell has served as Vice President -- Sales of nFront since August 1997 and is responsible for both partner and non-partner sales and managing and training the sales department. From May 1997 until August 1997, Mr. Powell was an Account Executive with nFront. From August 1995 until joining nFront, Mr. Powell served as a Regional Sales Engineer with Renishaw, Inc., an aerospace products manufacturer. Prior to joining Renishaw, Mr. Powell worked as an account engineer with both Sorel Equipment Co. from February 1995 until August 1995 and James Industrial from February 1993 until February 1995. Mr. Powell received a Bachelor's degree in Industrial Engineering from the Georgia Institute of Technology.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board currently consists of three Class I directors (Messrs. Brady L. "Tripp" Rackley III, Campbell and Greene), two Class II directors (Messrs. Verbrugge and Brady L. Rackley) and two Class III directors (Messrs. Moseley and Scott). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 1999, 2000 and 2001 annual meetings of shareholders, respectively. The executive officers serve at the pleasure of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The members of the Audit Committee are Charles D. Moseley, Jr. and James A. Verbrugge. The Audit Committee reviews the scope and timing of our audit services and any other services our independent auditors are asked to perform, the auditor's report on our financial statements following completion of their audit and their policies and procedures with respect to internal accounting and financial control. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the following year.

     The members of the Compensation Committee are Charles D. Moseley, Jr. and William H. Scott III. The Compensation Committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of employees of nFront and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers our stock option plans.

COMPENSATION OF DIRECTORS

     Neither employee nor non-employee directors receive cash compensation for services performed in their capacity as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees. In addition, directors who are not nFront employees are eligible to receive options under the nFront Director Stock Option Plan. Under this plan, eligible directors may receive an option to purchase 2,500 shares of nFront common stock upon becoming a director and 1,000 additional shares each subsequent year immediately following the annual meeting of shareholders. At the first annual meeting of shareholders after the effective date of this offering, nFront intends to grant options pursuant to the Director Stock Option Plan to purchase 1,000 shares of nFront common stock to each of our non-employee directors who are either re-elected at that meeting or whose terms continue beyond the meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     There are no Compensation Committee interlocks.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the total compensation paid or accrued by us in 1998 for our Chief Executive Officer, our only executive officer whose total annual salary and bonuses determined at June 30, 1998 exceeded $100,000.

                                             ANNUAL COMPENSATION
                                          --------------------------      OTHER
NAME AND PRINCIPAL POSITION               YEAR    SALARY     BONUS     COMPENSATION
---------------------------               ----   --------   --------   ------------
Brady L. "Tripp" Rackley III............  1998   $134,668   $      0     $25,402(1)
  Chairman of the Board and Chief
  Executive Officer

-------------------------

(1) Includes $13,785 in personal automobile expenses and $10,000 in country club dues.

STOCK OPTION AND OTHER COMPENSATION PLANS

     nFront, Inc. Stock Incentive Plan. Our Stock Incentive Plan became effective on September 9, 1998. The aggregate number of shares of nFront common stock reserved for issuance under the Stock Incentive Plan is 2,188,900 shares. The number of shares of common stock available for issuance under the Stock Incentive Plan shall automatically increase on the last trading day of the last month of each of nFront's fiscal years, beginning with the fiscal year ending June 30, 2000 and continuing through the fiscal year ending June 30, 2004, by a number of shares equal to one and one-quarter percent (1.25%) of the total number of shares of common stock outstanding on the last trading day of the month preceding the final month of each such fiscal year, but in no event shall any such annual increase exceed 1,000,000 shares (as adjusted under the terms of the plan). The purpose of the Stock Incentive Plan is to provide incentives for key employees, officers, consultants and directors to promote the success of nFront, thereby benefiting shareholders and aligning the economic interests of the participants with those of the shareholders. Awards granted under the Stock Incentive Plan may be either restricted stock or options intended to qualify as "incentive stock options" or nonqualified stock options.

     As of March 31, 1999, options to purchase 959,782 shares of common stock were outstanding under the Stock Incentive Plan at a weighted average exercise price of $1.26 per share. No shares of common stock had been issued upon exercise of options granted under the Stock Incentive Plan.

     Incentive Compensation Plan. We adopted a cash incentive compensation plan for our 1999 fiscal year. The plan is administered by the Compensation Committee of the Board of Directors, which determines eligible participants, performance goals, measurement criteria, performance ratings and amount and timing of payments. Awards under the plan are determined annually on the basis of our performance over the year in relation to pre-determined financial and operating goals. All awards are paid in full, in cash, following the year of performance. Awards are granted under the plan at the sole discretion of the Compensation Committee.

     nFront, Inc. Employee Stock Purchase Plan. In June 1999, our shareholders approved the nFront, Inc. Employee Stock Purchase Plan which is intended to qualify under Section 423 of the Internal Revenue Code. The stock purchase plan will be effective upon completion of this offering. The stock purchase plan allows employees to purchase common stock through payroll deductions for 85% of the fair market value of the common stock. Participation in the stock purchase plan is voluntary. Employees may become participants in the stock purchase plan by authorizing payroll deductions of one to ten percent of their base pay for each payroll period. At the end of each six-month purchase period, each participant in the stock purchase plan will receive an amount of our common stock equal to the sum of that participant's payroll deductions during the period multiplied by 85% of the lower of the fair market value of our common stock at the beginning of the period, or the fair market value of our common stock at the end of the period. No employee may participate in the stock purchase plan if such employee owns or would own 5% or more of the voting power of all classes of our stock. There are currently 100,000 shares of common stock reserved for issuance under the stock purchase plan. The number of shares of common stock available for issuance under the stock purchase plan shall automatically increase on the last trading day of the last month of each of nFront's fiscal years, beginning with the fiscal year ending June 30, 2000 and continuing through the fiscal year ending June 30, 2004, by a number of shares equal to one-quarter percent (0.25%) of the total number of shares of common stock outstanding on the last trading day of the month preceding the final month of each such fiscal year, but in no event shall any such annual increase exceed 1,000,000 shares (as adjusted under the terms of the plan). We are permitted under the stock purchase plan to purchase shares of common stock on the open market for the purpose of reselling the shares to participants in the stock purchase plan. No shares will be sold by us to participants in the stock purchase plan until after completion of this offering.

     nFront Director Stock Option Plan. The nFront Director Stock Option Plan became effective in April 1999. The aggregate number of shares of nFront common stock reserved for issuance under the Director Stock Option Plan is 200,000 shares. At the first annual meeting of shareholders after the effective date of this offering, nFront intends to grant options pursuant to the Director Stock Option Plan to purchase shares of nFront common stock to each of our non-employee directors who are either re-elected at such meeting or whose terms continue beyond the meeting.

EMPLOYMENT AGREEMENTS

     Brady L. "Tripp" Rackley III and Robert L. Campbell have entered into employment agreements and non-disclosure, non-solicitation and non-competition agreements with nFront. Under the employment agreements, Mr. Rackley is entitled to receive an annual base salary of $175,000 and Mr. Campbell is entitled to an annual base salary of $135,000. Both are entitled to bonuses as determined by the Board of Directors. In addition, both are eligible to participate in nFront's Stock Incentive Plan. Under the terms of the non-disclosure, non-solicitation and non-competition agreements, Messrs. Rackley and Campbell have assigned to nFront all of their copyrights, trade secrets and patent rights that relate to the business of nFront. Additionally, they have agreed not to compete with nFront during the term of their employment and for one year afterward. They have also agreed not to solicit customers and employees of nFront for a period of one year following termination of their employment with nFront. If nFront terminates their employment when they had not violated any specific provision of the agreement or they terminate their employment for reasons that are deemed to be proper under the agreements, they will be entitled to receive severance payments equal to the amount of their then-current base salary and benefits for a twelve month period following termination.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our Second Amended and Restated Articles of Incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Georgia law and that we may indemnify our officers, employees and agents to the fullest extent permitted under Georgia law.

     Our Bylaws provide that we must indemnify our directors against all liabilities to the fullest extent permitted under Georgia law and that we must advance all reasonable expenses incurred in a proceeding where the director was either a party or a witness because he or she was a director.

     We have entered into agreements that require us to indemnify our directors and our officers to the full extent permitted under Georgia law. In addition, we have agreed to defend, hold harmless and indemnify our directors and our officers against any obligation to pay a judgment, penalty, fine, expenses and settlement amounts in connection with any action, suit or proceeding brought by reason of the fact that he or she is a director or officer, as the case may be, of nFront or is serving, at the request of nFront, as a director, officer, employee, agent or consultant of another entity. No indemnification will be provided for any misappropriation of any nFront business opportunity, any act or omission involving intentional misconduct or a knowing violation of law, any transaction from which an improper personal benefit was received and other types of liability under Georgia law. Further, nFront will pay expenses incurred by directors and officers in defending any covered action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. We believe that these agreements, as well as the provisions contained in our articles and bylaws described above, are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of nFront pursuant to the provisions of our charter documents, Georgia law or the agreements described above, nFront has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS

     In January 1997, LeapFrog Technologies, Inc., a Georgia corporation of which Brady L. Rackley is Chairman of the Board, exchanged office furniture having a fair market value of $83,986 for programming services furnished by nFront having the same value. In October 1997, we loaned Mr. Rackley $20,000, and he repaid $20,875 in February 1998, constituting payment in full. The loan was unsecured and had an interest rate of 10.5% per year. In addition, nFront has retained Mr. Rackley to provide marketing and sales consulting services to nFront for $70,000 per year. Mr. Rackley is a Director and principal shareholder of nFront.

     During the period from October 1997 through January 1998, we borrowed a total of $90,000 from Brady L. "Tripp" Rackley III, our Chief Executive Officer. The loans were unsecured, had an interest rate of 10.5% per year and were repaid in February 1998.

     In May 1998, we issued to Noro-Moseley Partners IV, L.P. 255,885 shares of redeemable convertible preferred stock at a per share price of $9.77. These shares will be automatically converted into 2,034,285 shares of common stock upon the completion of this offering. One of our directors, Mr. Charles D. Moseley, Jr., is a member of MKFJ-IV, LLC, the general partner of Noro-Moseley.

     In May 1998, we paid a $125,000 fee to Liberty Street Capital, an investment banking company controlled by Mr. Thomas E. Greene III, one of our directors. The fee was payment for services provided by Liberty Street Capital to us in connection with the investment in nFront by Noro-Moseley.

     In April 1999, we entered into a debenture purchase agreement with Noro-Moseley Partners IV, L.P. Under this agreement, Noro-Moseley agreed to purchase up to $5.0 million of senior subordinated debentures upon request by us. No debentures have been issued under this agreement. The obligation of Noro-Moseley to purchase debentures under the agreement expires upon the completion of this offering. In exchange for its commitment under the agreement, we agreed to issue to Noro-Moseley a three-year warrant to purchase a number of shares of common stock equal to $500,000 divided by the initial public offering price of our common stock and exerciseable at that price. Based on the price per share in this offering, the warrant entitles Noro-Moseley to purchase 50,000 shares of common stock at $10.00 per share.

     Our Chief Executive Officer, Mr. Rackley, and our President, Mr. Campbell, have employment agreements described in "Management -- Employment Agreements."

     Our Board of Directors has adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors, principal shareholders or affiliates, must be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or a majority of the disinterested shareholders and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale of the common stock being offered hereby with respect to:

     - each of our directors;

     - each of the selling shareholders;

     - each shareholder known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock; and

     - all of our executive officer and directors as a group.

                                       SHARES                                     SHARES
                                 BENEFICIALLY OWNED                         BENEFICIALLY OWNED
                                 PRIOR TO OFFERING         NUMBER OF        AFTER THE OFFERING
                             --------------------------   SHARES BEING   -------------------------
NAME OF BENEFICIAL OWNER(1)    SHARES     PERCENTAGE(2)     OFFERED       SHARES     PERCENTAGE(2)
---------------------------  ----------   -------------   ------------   ---------   -------------
Brady L. "Tripp" Rackley
  III....................     3,295,513        30.8%        133,624      3,161,889       22.3%
Brady L. Rackley(3)......     3,173,449        29.7%        128,675      3,044,774       21.5%
Noro-Moseley Partners IV,
  L.P.(4)................     2,531,822        23.6%        100,631      2,431,191       17.1%
W. Derek Porter..........       596,250         5.6%         24,176        572,074        4.0%
William H. Scott III.....       203,432         1.9%                       203,432        1.4%
James A. Verbrugge.......       119,250         1.1%                       119,250          *
Thomas E. Greene III.....       119,250         1.1%          4,835        114,415          *
Steven S. Neel...........       198,750         1.9%          8,059        190,691        1.3%
Robert L. Campbell.......        81,368           *                         81,368          *
Charles D. Moseley,
  Jr.(5).................     2,531,822        23.6%             (5)     2,431,191       17.1%
All directors and executive
  officers as a group (13
  persons)...............    10,359,727        96.4%                     9,959,727       69.9%

---------------

 *  Less than 1% of the outstanding common stock.

(1) Except as set forth herein, the business address of the named beneficial owner is c/o nFront, Inc., 520 Guthridge Court, NW, Suite 100, Norcross, Georgia 30092.

(2) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to and after the offering consists of: (i) 8,661,867 shares outstanding as of March 31, 1999, plus
    (ii) 2,034,285 shares issued upon automatic conversion of the redeemable convertible preferred stock as a result of this offering. No person in the above table holds options that may be exercised within 60 days following the date of this prospectus. The number of shares of common stock deemed outstanding after this offering includes an additional 3,500,000 shares that are being offered for sale by nFront in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to these shares.

(3) Includes 66,250 shares beneficially owned by Mr. Rackley's wife, Katharine
    S. Rackley, 728,750 shares beneficially owned by The Katharine Rackley
    Grantor

Retained Annuity Trust and 728,750 shares beneficially owned by The Brady Rackley Grantor Retained Annuity Trust. Mr. Rackley disclaims beneficial ownership of shares held by Ms. Rackley.

(4) Includes 2,034,285 shares of common stock issued upon automatic conversion of all shares of preferred stock and 50,000 shares of common stock issuable upon exercise of a warrant issued to Noro-Mosley Partners pursuant to the Debenture Purchase Agreement described in "Certain Transactions." The address of Noro-Moseley Partners IV, L.P. is 9 North Parkway Square, 4200 Northside Parkway, Atlanta, Georgia 30327.

(5) Consists of the 2,531,821 shares beneficially owned by Noro-Moseley Partners IV, L.P. Mr. Moseley is a member of MKFJ-IV, LLC, which is the general partner of Noro-Moseley Partners IV, L.P. Mr. Moseley disclaims beneficial ownership of the shares owned by Noro-Moseley Partners IV, L.P. Mr. Moseley's address is 9 North Parkway Square, 4200 Northside Parkway, Atlanta, Georgia 30327.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of nFront consists of 70,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. The following summary is a description of the material terms of our capital stock and is subject to, and qualified in its entirety by reference to, the provisions of nFront's Second Amended and Restated Articles of Incorporation, which is included as an exhibit to the Registration Statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of March 31, 1999, there were 8,661,867 shares of nFront common stock outstanding held of record by 13 shareholders. There will be 14,196,152 shares of common stock outstanding (assuming no exercise of outstanding options or warrants after March 31, 1999) after giving effect to the sale of common stock offered to the public in this offering and conversion of the redeemable convertible preferred stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of nFront, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon completion of the offering, all outstanding shares of redeemable convertible preferred stock will be converted into an aggregate of 2,034,285 shares of common stock. Pursuant to nFront's Second Amended and Restated Articles of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

     The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control of nFront or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. The Company has no plans to issue any preferred stock.

WARRANTS

     nFront has issued to Noro-Moseley Partners IV, L.P. a warrant to purchase 50,000 shares of common stock. This warrant, which expires on June 28, 2002, has an exercise price of $10.00 per share. The warrant was issued in connection with the debenture purchase agreement by Noro-Moseley described in "Certain Transactions" above.

ANTITAKEOVER PROVISIONS OF OUR SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

     Preferred Stock. As noted above, nFront's Board of Directors, without shareholder approval, has the authority under nFront's Second Amended and Restated Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of nFront or make removal of management more difficult.

     Shareholder Meetings. Under nFront's Bylaws, the shareholders may call a special meeting only upon the request of holders of at least 35% of votes entitled to be cast on each issue proposed to be considered at the special meeting. Additionally, the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President of nFront may call special meetings of shareholders.

     Requirements for Advance Notification of Shareholder Proposals and Director Nominations. nFront's Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof.

     Classified Board and Removal of Directors. nFront's Second Amended and Restated Articles of Incorporation provide for a seven member board of directors to be elected, initially, to staggered one, two and three year terms and, thereafter, for successive three year terms. Also, the directors may only be removed from office for cause by the majority vote of the shareholders at a meeting for which notice of the removal action has been properly given.

     Georgia Business Combination Statute. nFront has elected in its Bylaws to be subject to provisions of Georgia law prohibiting various business combinations involving shareholders that have an economic interest in the transaction for a period of five years after the shareholder becomes an interested shareholder of nFront. A "business combination" includes, among other things, a merger or consolidation involving nFront and the interested shareholder and the sale of 10% or more of nFront's assets. In general, the Georgia Business Combination Statute defines an "interested shareholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of nFront and any entity or person affiliated with or controlling or controlled by such entity or person.

     Georgia Fair Price Statute. The Company has elected in its Bylaws to be subject to the "Fair Price" provisions under Georgia law. These provisions require that a "business combination" with an "interested shareholder" must be approved by directors of nFront who will continue to be directors following the business combination and shareholders other than the interested shareholders. The Fair Price provisions do not restrict a business combination if the cash, stock or other property received by nFront's shareholders meet various fair value criteria described in the statute.

     These charter provisions and provisions of Georgia law may have the effect of delaying, deterring or preventing a change of control of nFront.

REGISTRATION RIGHTS

     Pursuant to a Shareholder Agreement with nFront, dated as of May 13, 1998, and the Stock Purchase Warrant between nFront and Noro-Moseley, investors holding an aggregate of 2,084,285 shares of common stock (including 2,034,285 shares issued upon conversion of the Redeemable Convertible Preferred Stock and 50,000 shares issuable upon exercise of the Warrant to be issued to Noro-Moseley) are entitled to specified rights with respect to the registration of these shares under the Securities Act. At any time, following a public offering of nFront's common stock, any such investor may request that nFront file a registration statement that covers the sale of at least 40% of the shares of common stock held by the investor. An investor may require that nFront register its common stock for resale only one time, other than as described below. In addition, if nFront proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the investors are entitled to notice of the registration and to include shares of common stock in the registration at nFront's expense. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

NASDAQ NATIONAL MARKET LISTING

     nFront's common stock is approved for listing on the Nasdaq National Market under the symbol NFNT.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for nFront's common stock, and there can be no assurance that a significant public market for the common stock will be developed or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the possibility of these sales occurring, could adversely affect prevailing market prices for the common stock or the future ability of nFront to raise capital through an offering of equity securities.

     After this offering, nFront will have outstanding an aggregate of 14,196,152 shares of common stock. Of these shares, the 3,900,000 shares offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless these shares are held by "affiliates" of nFront, as that term is defined in Rule 144 under the Securities Act or by persons subject to other contractual or legal restrictions on resale. The remaining 10,296,152 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. The restricted securities were issued and sold by nFront in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rules 144 or 701 under the Securities Act, which are summarized below.

     All of the executive officers, directors, shareholders and employees of nFront, who collectively hold an aggregate of 10,296,152 restricted shares of nFront, have entered into "lock-up" agreements with Hambrecht & Quist LLC in which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus. Hambrecht & Quist LLC may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to these lock-up agreements. Hambrecht & Quist LLC currently has no plans to release any portion of the securities subject to these lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Hambrecht & Quist LLC will consider, among other factors, market conditions at the time, the number of shares proposed to be released or for which the release is being requested and a shareholder's reasons for requesting the release. We have also entered into an agreement with Hambrecht & Quist LLC that nFront will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus.

     Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

     - no restricted shares will be eligible for sale as of the date of this prospectus;

     - approximately 386,425 restricted shares will be eligible for sale 180 days after the date of this prospectus upon the expiration of lock-up agreements with the underwriters; and

     - approximately 9,909,727 restricted shares will become eligible for sale thereafter at various times upon the expiration of their respective holding periods and otherwise if in accordance with the provisions of Rule 144.

     Following the expiration of the lock-up periods and subject to applicable vesting periods, shares issued upon exercise of options granted by nFront prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with its restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person (or persons whose shares of nFront are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner who is not an affiliate of nFront) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock (approximately 141,962 shares immediately after this offering) or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about nFront. Under Rule 144(k), a person who is not deemed to have been an affiliate of nFront at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of nFront) is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     nFront intends to file after the effective date of this offering a registration statement on Form S-8 to register approximately 2,488,900 shares of common stock issuable upon the exercise of outstanding stock options or reserved for issuance under the nFront Stock Incentive Plan, the nFront Director Stock Option Plan and the nFront Employee Stock Purchase Plan. This registration statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of option holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by nFront.

     Following this offering, the holders of an aggregate of 2,034,285 shares of outstanding common stock and up to 50,000 shares of common stock issuable upon exercise of warrants will have rights to require nFront to register their shares for future sale pursuant to a Shareholder Agreement. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Hambrecht & Quist LLC, J.C. Bradford & Co., Raymond James & Associates, Inc. and SoundView Technology Group, Inc. are acting as representatives, have severally agreed to purchase from nFront and the selling shareholders the following respective number of shares of common stock:

                                                      NUMBER OF
UNDERWRITER                                            SHARES
-----------                                           ---------
Hambrecht & Quist LLC...............................  1,272,000
J.C. Bradford & Co..................................    636,000
Raymond James & Associates, Inc.....................    636,000
SoundView Technology Group, Inc.....................    636,000
BancBoston Robertson Stephens Inc...................     80,000
Deutsche Bank Securities Inc........................     80,000
Prudential Securities Incorporated..................     80,000
Salomon Smith Barney Inc............................     80,000
Charles Schwab & Co., Inc...........................     80,000
Advest, Inc.........................................     40,000
SunTrust Equitable Securities Corporation...........     40,000
First Albany Corporation............................     40,000
First Union Capital Markets Corp....................     40,000
Pacific Crest Securities Inc........................     40,000
The Robinson-Humphrey Company, LLC..................     40,000
Sandler, O'Neill & Partners, L.P....................     40,000
Wachovia Securities, Inc............................     40,000
                                                      ---------
  Total.............................................  3,900,000
                                                      =========

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including the absence of any material adverse change in nFront's business and the receipt of certificates, opinions and letters from nFront, its counsel and independent auditors. The underwriters' have committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                     PAID BY SELLING
                                         PAID BY US                   SHAREHOLDERS
                                 ---------------------------   ---------------------------
                                 NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                                 -----------   -------------   -----------   -------------
Per share......................  $     0.70     $     0.70      $   0.70       $   0.70
Total..........................  $2,380,000     $2,380,000      $280,000       $689,500

     We will pay the offering expenses of approximately $935,000.

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.40 per share. The underwriters may allow and these dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have informed nFront that the underwriters do not intend to confirm discretionary sales of the shares of common stock offered by this prospectus.

     The selling shareholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 585,000 additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by us. The selling shareholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     nFront has agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

     nFront, the selling shareholders, and other shareholders of nFront, including executive officers and directors, who will own in the aggregate 10,296,152 shares of common stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. nFront has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180 days following the date of this prospectus, except that nFront may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, these additional options shall not be exercisable during this period. Sales of these shares in the future could adversely affect the market price of the common stock.

     There are persons participating in this offering that may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. This stabilizing, if commenced, may be discontinued at any time.

     Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock was determined by negotiations among nFront and the underwriters. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, revenues and results of operations of nFront, market valuations of other companies engaged in activities similar to nFront's activities, estimates of the business potential and prospects of nFront, the present state of nFront's business operations, nFront's management and other factors deemed relevant.

     At the request of nFront, the underwriters have reserved for sale, at the initial public offering price, not more than five percent of the shares of common stock offered hereby (not including shares subject to the underwriters' over-allotment option) for designated individuals, including officers and directors of nFront, who may express an interest in purchasing shares in this offering. Any such persons may, as a condition to purchasing these reserved shares, be required to agree not to offer, sell or otherwise dispose of any such reserved shares for a period of 180 days following the date of this prospectus without the prior written consent of Hambrecht & Quist. The number of shares of common stock available for sale to the general public will be reduced to the extent that these persons purchase these reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed on for nFront by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Employees of Morris, Manning & Martin, L.L.P. are purchasing 4,250 shares of common stock in the offering at the initial public offering price. The validity of the shares offered hereby by nFront will be passed upon for the underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of nFront as of and for the period from June 17, 1996 (inception) to June 30, 1997, as of and for the fiscal year ended June 30, 1998, and as of and for the nine months ended March 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon this report given the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information with respect to nFront and the common stock offered hereby can be found in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. Documents filed as an exhibit to the registration statement, and all descriptions in this prospectus are qualified in all respects by reference to the registration statement. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, Room 1024, at prescribed rates. The public may obtain information on the operation of the Commission's public reference room by calling the Commission at 1-800-SEC-0330. In addition, nFront is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains an Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Information concerning nFront is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the Commission's web site, which is described above.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
Report of Independent Auditors..............................   F-2
Balance Sheets as of June 30, 1997 and 1998 and March 31,
  1999 and Pro Forma March 31, 1999 (unaudited).............   F-3
Statements of Operations for the Period from June 17, 1996
  (inception) through June 30, 1997, the Fiscal Year Ended
  June 30, 1998, and the Nine Months Ended March 31, 1998
  (unaudited) and 1999......................................   F-4
Statements of Redeemable Convertible Preferred Stock and
  Stockholders' Equity (Deficit) for the Period from June
  17, 1996 (inception) through June 30, 1997, Fiscal Year
  Ended June 30, 1998, and Nine Months Ended March 31,
  1999......................................................   F-5
Statements of Cash Flows for the Period from June 17, 1996
  (inception) through June 30, 1997, the Fiscal Year Ended
  June 30, 1998, and the Nine Months Ended March 31, 1998
  (unaudited) and 1999......................................   F-6
Notes to Financial Statements...............................   F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders nFront, Inc.

     We have audited the accompanying balance sheets of nFront, Inc. (the "Company") as of June 30, 1997 and 1998 and March 31, 1999 and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the period from June 17, 1996 (inception) through June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of nFront, Inc. at June 30, 1997 and 1998 and March 31, 1999 and the results of its operations and its cash flows, for the period from June 17, 1996 (inception) through June 30, 1997, the fiscal year ended June 30, 1998, and the nine months ended March 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
April 22, 1999, except for Note 12, as to which the date is June 17, 1999

                                  NFRONT, INC.

                                 BALANCE SHEETS

                                                                                        PRO FORMA
                                                  JUNE 30,    JUNE 30,    MARCH 31,     MARCH 31,
                                                    1997        1998         1999         1999
                                                  --------   ----------   ----------   -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.....................  $243,525   $2,521,384   $1,530,458
  Accounts receivable...........................    37,793      116,919      530,035
  Unbilled accounts receivable..................        --       96,199      781,501
  Prepaid expenses and other assets.............        --        2,811       34,423
  Refundable income taxes.......................        --       51,850       51,850
                                                  --------   ----------   ----------
         Total current assets...................   281,318    2,789,163    2,928,267
Property and equipment:
  Leasehold improvements........................        --           --       31,742
  Software......................................        --           --      178,505
  Furniture and fixtures........................   106,352      197,541      216,006
  Equipment.....................................    25,050       54,199      541,589
                                                  --------   ----------   ----------
                                                   131,402      251,740      967,842
  Less accumulated depreciation.................   (13,780)     (47,506)    (130,399)
                                                  --------   ----------   ----------
                                                   117,622      204,234      837,443
Other assets....................................     3,405        4,731       36,935
                                                  --------   ----------   ----------
         Total assets...........................  $402,345   $2,998,128   $3,802,645
                                                  ========   ==========   ==========

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt.............  $     --   $       --   $  301,793
  Accounts payable..............................     6,791       86,446      211,305
  Accrued liabilities...........................   213,900      191,195      773,763
  Deferred revenue..............................    32,404      554,317    1,080,221
  Account payable to related party..............    74,085           --           --
  Income taxes payable..........................    25,925           --           --
                                                  --------   ----------   ----------
         Total current liabilities..............   353,105      831,958    2,367,082
Long-term debt, net of current portion..........        --           --      427,540
Redeemable convertible preferred stock, no par
  value; 10,000,000 shares authorized; issuable
  in series:
  Series A -- 255,885 shares authorized, issued
    and outstanding at June 30, 1998 and March
    31, 1999; liquidation preference of
    $2,782,873 at March 31, 1999; no pro forma
    shares issued or outstanding................        --    2,375,561    2,580,222   $        --
Stockholders' equity (deficit):
  Common stock, no par value; 70,000,000 shares
    authorized; 7,950,000, 8,132,993 and
    8,661,867 shares issued and outstanding at
    June 30, 1997 and 1998 and March 31, 1999,
    respectively; 10,696,152 pro forma shares
    issued and outstanding......................     1,375      265,642      710,981     3,291,203
  Subscription receivable.......................      (875)        (777)        (777)         (777)
  Retained earnings (deficit)...................    48,740     (474,256)  (2,282,403)   (2,282,403)
                                                  --------   ----------   ----------   -----------
         Total stockholders' equity (deficit)...    49,240     (209,391)  (1,572,199)    1,008,023
                                                  --------   ----------   ----------   -----------
         Total liabilities and stockholders'
           equity (deficit).....................  $402,345   $2,998,128   $3,802,645   $ 3,802,645
                                                  ========   ==========   ==========   ===========

See accompanying notes.

                                  NFRONT, INC.

                            STATEMENTS OF OPERATIONS

                                  PERIOD FROM
                                 JUNE 17, 1996     FISCAL          NINE MONTHS ENDED
                                  (INCEPTION)    YEAR ENDED            MARCH 31,
                                    THROUGH       JUNE 30,     -------------------------
                                 JUNE 30, 1997      1998          1998          1999
                                 -------------   -----------   -----------   -----------
                                                               (UNAUDITED)
Revenues:
  Implementation fees..........   $  358,245     $   722,859   $  581,375    $ 1,728,179
  Monthly service fees.........       34,263         185,283      102,929        892,816
  Other........................      458,643         174,287      149,406        214,095
                                  ----------     -----------   ----------    -----------
  Total revenues...............      851,151       1,082,429      833,710      2,835,090
Operating expenses:
  Cost of implementation.......      246,544         346,054      132,750        697,541
  Cost of Internet banking data
     center....................       61,681          96,732       65,098        213,950
  Selling and marketing........      194,450         568,928      189,265      1,462,943
  Product development..........      106,429         170,419      109,164        785,790
  General and administrative...      157,274         440,099      305,188      1,445,481
  Depreciation.................       13,780          33,726       23,140         82,893
                                  ----------     -----------   ----------    -----------
Total operating expenses.......      780,158       1,655,958      824,605      4,688,598
                                  ----------     -----------   ----------    -----------
Operating income (loss)........       70,993        (573,529)       9,105     (1,853,508)
Other (income) expense:
  Interest income..............       (3,672)        (26,692)      (3,916)       (63,436)
  Interest expense.............           --           2,084        1,914         18,075
                                  ----------     -----------   ----------    -----------
                                      (3,672)        (24,608)      (2,002)       (45,361)
                                  ----------     -----------   ----------    -----------
Income (loss) before income
  taxes........................       74,665        (548,921)      11,107     (1,808,147)
Income tax expense (benefit)...       25,925         (25,925)       2,000             --
                                  ----------     -----------   ----------    -----------
Net income (loss)..............       48,740        (522,996)       9,107     (1,808,147)
Accretion on redeemable
  convertible preferred
  stock........................           --         (35,733)          --       (204,661)
                                  ----------     -----------   ----------    -----------
Net income (loss) attributable
  to common stock..............   $   48,740     $  (558,729)  $    9,107    $(2,012,808)
                                  ==========     ===========   ==========    ===========
Net income (loss) per common
  share -- basic and diluted...   $     0.01     $     (0.07)  $     0.00    $     (0.24)
                                  ==========     ===========   ==========    ===========
Weighted average shares
  outstanding -- basic and
  diluted......................    5,079,167       8,033,223    8,000,090      8,498,844
                                  ==========     ===========   ==========    ===========
Unaudited pro forma net loss
  per share -- basic and
  diluted......................                  $     (0.07)                $     (0.19)
                                                 ===========                 ===========
Unaudited pro forma weighted
  average shares outstanding --
  basic and diluted............                    8,300,746                  10,533,129
                                                 ===========                 ===========

See accompanying notes.

                                  NFRONT, INC.

              STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
          PERIOD FROM JUNE 17, 1996 (INCEPTION) THROUGH JUNE 30, 1997,
      FISCAL YEAR ENDED JUNE 30, 1998 AND NINE MONTHS ENDED MARCH 31, 1999

                       REDEEMABLE CONVERTIBLE                                                            TOTAL
                          PREFERRED STOCK           COMMON STOCK                        RETAINED     STOCKHOLDERS'
                       ----------------------   ---------------------   SUBSCRIPTION    EARNINGS        EQUITY
                        SHARES       AMOUNT      SHARES      AMOUNT      RECEIVABLE     (DEFICIT)      (DEFICIT)
                       ---------   ----------   ---------   ---------   ------------   -----------   -------------
Balance at June 17,
  1996 (inception)...         --   $       --          --   $      --     $    --      $        --    $        --
  Proceeds from
    issuance of
    common stock.....         --           --   7,950,000       1,375      (1,375)              --             --
  Payment of stock
    subscription
    receivable.......         --           --          --          --         500               --            500
Net income...........         --           --          --          --          --           48,740         48,740
                       ---------   ----------   ---------   ---------     -------      -----------    -----------
Balance at June 30,
  1997...............         --           --   7,950,000       1,375        (875)          48,740         49,240
  Proceeds from
    issuance of
    common stock.....         --           --     182,993     300,000          --               --        300,000
  Proceeds from the
    issuance of
    redeemable
    convertible
    preferred stock,
    net of issuance
    costs of
    $160,172.........    255,885    2,339,828          --          --          --               --             --
  Accretion on
    redeemable
    convertible
    preferred
    stock............         --       35,733          --     (35,733)         --               --        (35,733)
  Payment of stock
    subscription
    receivable.......         --           --          --          --          98               --             98
  Net loss...........         --           --          --          --          --         (522,996)      (522,996)
                       ---------   ----------   ---------   ---------     -------      -----------    -----------
Balance at June 30,
  1998...............    255,885    2,375,561   8,132,993     265,642        (777)        (474,256)      (209,391)
  Proceeds from
    issuance of
    common stock.....         --           --     528,874     650,000          --               --        650,000
  Accretion on
    redeemable
    convertible
    preferred
    stock............         --      204,661          --    (204,661)         --               --       (204,661)
Net loss.............         --           --          --          --          --       (1,808,147)    (1,808,147)
                       ---------   ----------   ---------   ---------     -------      -----------    -----------
Balance at March 31,
  1999...............    255,885   $2,580,222   8,661,867   $ 710,981     $  (777)     $(2,282,403)   $(1,572,199)
                       =========   ==========   =========   =========     =======      ===========    ===========

See accompanying notes.

                                  NFRONT, INC.

                            STATEMENTS OF CASH FLOWS

                                         PERIOD FROM
                                        JUNE 17, 1996                       NINE MONTHS ENDED
                                         (INCEPTION)       FISCAL               MARCH 31,
                                           THROUGH       YEAR ENDED     -------------------------
                                        JUNE 30, 1997   JUNE 30, 1998      1998          1999
                                        -------------   -------------   -----------   -----------
                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................    $ 48,740       $ (522,996)     $   9,107    $(1,808,147)
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
  Depreciation........................      13,780           33,726         23,140         82,893
  Changes in operating assets and
    liabilities:
    Accounts receivable...............     (37,793)        (175,325)       (30,948)    (1,098,418)
    Prepaid expenses and other
      assets..........................      (3,405)          (4,137)        (7,113)       (63,816)
    Income taxes......................      25,925          (51,850)       (11,591)            --
    Accounts payable..................      (3,110)         (20,355)       (21,065)       124,859
    Accrued liabilities...............     213,900          (22,705)      (204,162)       582,568
    Deferred revenue..................      32,404          521,913          6,929        525,904
                                          --------       ----------      ---------    -----------
Net cash provided by (used in)
  operating activities................     290,441         (241,729)      (235,703)    (1,654,157)
INVESTING ACTIVITIES
Purchase of property and equipment....     (47,416)        (120,338)       (66,074)      (716,102)
                                          --------       ----------      ---------    -----------
Net cash used in investing
  activities..........................     (47,416)        (120,338)       (66,074)      (716,102)
FINANCING ACTIVITIES
Proceeds from stockholder loan........          --           90,000             --             --
Repayment of stockholder loan.........          --          (90,000)            --             --
Proceeds from bank credit facility....          --               --             --        750,000
Repayment of bank credit facility.....          --               --             --        (20,667)
Proceeds from issuance of preferred
  stock...............................          --        2,339,828             --             --
Proceeds from issuance of common
  stock...............................         500          300,098        300,098        650,000
                                          --------       ----------      ---------    -----------
Net cash provided by financing
  activities..........................         500        2,639,926        300,098      1,379,333
                                          --------       ----------      ---------    -----------
Net increase (decrease) in cash and
  cash equivalents....................     243,525        2,277,859         (1,679)      (990,926)
Cash and cash equivalents at the
  beginning of the period.............          --          243,525        243,525      2,521,384
                                          --------       ----------      ---------    -----------
Cash and cash equivalents at the end
  of the period.......................    $243,525       $2,521,384      $ 241,846    $ 1,530,458
                                          ========       ==========      =========    ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITY
Assets acquired in exchange for
  programming services................    $ 83,986       $       --      $      --    $        --
                                          ========       ==========      =========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest................    $     --       $       --      $      --    $    19,164
                                          ========       ==========      =========    ===========
Cash paid for income taxes............    $     --       $   51,850      $      --    $        --
                                          ========       ==========      =========    ===========

See accompanying notes.

                                  NFRONT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     nFront, Inc. (the "Company") was incorporated on June 17, 1996 (date of inception). As the Company had minimal activity between the date of inception and June 30, 1996, the statements of operations, stockholders' equity and cash flows for the period ended June 30, 1997 include the period June 17, 1996 to June 30, 1996. The Company's normal operating cycle is twelve months.

DESCRIPTION OF BUSINESS

     The Company provides full-service Internet banking solutions to small to mid-sized banks. The solutions provided by the Company include development and implementation services, web site design, maintenance and hosting, customer service training and support, and marketing consulting.

USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

CASH AND CASH EQUIVALENTS

     The Company considers unrestricted, highly liquid investments with initial maturities of less than three months to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of assets ranging from three to seven years. Repairs and maintenance are charged to expense as incurred.

UNBILLED ACCOUNTS RECEIVABLE

     The Company bills on the first of each month for the previous month's activity. Unbilled accounts receivable is comprised of these amounts.

PRODUCT DEVELOPMENT COSTS

     Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the

                                  NFRONT, INC.

establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between completion of a working model and the point at which the product is ready for general release have been insignificant.

REVENUE RECOGNITION

     The Company earns revenue from implementation fees, monthly user and transaction fees and marketing and training support materials and services.

     The non-refundable implementation fee, which is billable to the client bank when the contract is executed, is recognized as revenue ratably over the implementation period, which currently averages approximately three months. The Company's implementation costs are generally incurred ratably over the implementation period. The Company records the unrecognized portion of billable implementation fees as deferred revenue. Revenue from monthly user fees and transaction fees are recognized monthly based on the number of users with accounts on the bank's Internet branch at the end of the month and the transactions occurring during the month. The service contracts with the banks are typically five year exclusive agreements. The revenue from marketing and training support materials and services is recognized at the time the materials are delivered or the services are provided.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, "Software Revenue Recognition." SOP 97-2 was effective July 1, 1998 and generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. There was no material change to the Company's accounting for revenue as a result of the adoption of SOP 97-2.

ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was $5,116, $59,710 and $215,345 for the period from June 17, 1996 (inception) through June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999, respectively.

STOCK BASED COMPENSATION

     SFAS No. 123, Accounting for Stock Based Compensation ("SFAS 123"), sets forth accounting and reporting standards for stock based employee compensation plans. As permitted by SFAS 123, the Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations ("APB 25"). Under APB 25, no compensation expense is recognized for stock options granted to employees at fair market value. To date, all

                                  NFRONT, INC.

of the Company's stock option grants have been made with an option exercise price equal to or greater than the fair market value of the underlying common stock and, accordingly, no compensation expense has been recognized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying amounts reported in the balance sheet for cash and cash equivalents and accounts receivable approximate their fair values.

CONCENTRATION OF CREDIT RISK

     The Company's revenues are primarily derived from companies located in the United States. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. The Company provides for estimated credit losses at the time of sale.

     The Company's largest customers comprised the following percentages of total revenues:

                                        PERIOD FROM
                                       JUNE 17, 1996         FISCAL        NINE MONTHS
                                    (INCEPTION) THROUGH    YEAR ENDED         ENDED
                                       JUNE 30, 1997      JUNE 30, 1998   MARCH 31, 1999
                                    -------------------   -------------   --------------
Client bank.......................          57%                14%              --
Strategic alliance partner........          --                 --               26%

     Accounts receivable as of June 30, 1997 was substantially from one client bank. Accounts receivable from three other client banks totaled approximately $110,000 as of June 30, 1998. Accounts receivable from a strategic alliance partner totaled approximately $297,000 as of March 31, 1999.

RECLASSIFICATIONS

     Certain amounts in the financial statements for the period from June 17, 1996 (inception) through June 30, 1997 and for the fiscal year ended June 30, 1998 have been reclassified to conform to the presentation for the nine months ended March 31, 1999.

NEW ACCOUNTING PRONOUNCEMENTS

     Effective July 1, 1998, the Company adopted SFAS No. 130, "Reporting for Comprehensive Income," ("SFAS 130"). SFAS 130 requires disclosures of components of non-stockholder changes in equity in interim periods and additional disclosures of components of non-stockholder changes in equity on an annual basis. Adoption of SFAS 130 had no impact on the Company's results of operations or financial position.

                                  NFRONT, INC.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"). The Company adopted SFAS 131 effective July 1, 1998. The adoption of this standard did not have a material effect on the Company's financial statement disclosures.

     In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1.") The Company will adopt SOP 98-1 effective July 1, 1999. The Company has not completed its evaluation of the impact of adopting SOP 98-1 but does not expect the adoption to have a material effect on its financial position or results of operations.

UNAUDITED FINANCIAL STATEMENTS

     According to management, the accompanying unaudited financial statements for the nine months ended March 31, 1998 have been prepared on substantially the same basis as the audited financial statements and include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial information set forth therein.

UNAUDITED PRO FORMA INFORMATION

     If the offering contemplated by this prospectus is consummated, the Series A Redeemable Convertible Preferred Stock outstanding as of the closing date will be converted into shares of the Company's common stock. The pro forma stockholders' equity as of March 31, 1999 reflects conversion of the outstanding preferred stock into 2,034,285 shares of common stock. Pro forma net loss per share is computed as if outstanding preferred stock had been converted into common stock on the date of issuance.

                                  NFRONT, INC.

2. LEASE COMMITMENTS

     The Company leases office facilities and certain equipment under separate operating lease agreements which expire at various dates through 2003. The Company has the option to renew the office facilities lease for an additional five years through 2008. Rental expense under these operating leases was $25,097, $52,361 and $163,019 for the period from June 17, 1996 (inception) through June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999, respectively. Future commitments under noncancelable operating leases outstanding as of March 31, 1999 are as follows:

                                                              OPERATING
                                                                LEASE
                                                              PAYMENTS
                                                              ---------
2000........................................................  $231,640
2001........................................................   229,286
2002........................................................   217,145
2003........................................................   221,602
2004........................................................    93,480
Thereafter..................................................        --
                                                              --------
                                                              $993,153
                                                              ========

3. LONG TERM DEBT

     In August 1998, the Company entered into a loan agreement with a bank under which it may borrow up to $750,000. Amounts borrowed under this agreement are due in thirty monthly installments plus interest at the bank's prime rate plus 1% per annum (8.75% as of March 31, 1999), and are secured by substantially all of the assets of the Company. As of March 31, 1999, the outstanding borrowings under this facility were $729,333 which are due as follows:

2000........................................................  $301,793
2001........................................................   301,793
2002........................................................   125,747
                                                              --------
                                                              $729,333
                                                              ========

4. COMMON STOCK

     On January 14, 1998, the Company declared a fifty-for-one stock split of the Company's common stock. On September 16, 1998, the Company declared a three-for-one stock split of the Company's common stock. All common stock information has been retroactively restated to reflect this stock split.

     As of March 31, 1999, the Company has reserved 3,163,185 shares of common stock for future issuance upon the conversion of Series A Redeemable Convertible Preferred Stock into common stock and upon the exercise of options to purchase common stock.

                                  NFRONT, INC.

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In May, 1998, the Company entered into an agreement to sell 255,885 shares of Series A Redeemable Convertible Preferred Stock (Series A) for $9.77 per share. The holders of Series A have the right to convert all or part of the shares of Series A into common stock initially on a one-for-one basis subject to certain conversion ratio adjustments should the price of the common stock for any transaction subsequent to the agreement be lower than $9.77 per share or automatically if the Company completes an initial public offering at a specified price per share of common stock which results in aggregate gross proceeds of not less than $15.0 million. As a result of stock splits subsequent to the issuance of the Series A, the Series A conversion price has been reduced to $1.23 per share which results in a conversion ratio of 7.95-for-one. The holders of Series A vote together with the holders of common stock as a single class on all actions to be taken by the stockholders of the Company.

     At any time after June 1, 2005, any holder of Series A can require the Company to redeem the outstanding Series A at the redemption price. The redemption price is equal to the original issuance price of the Series A plus a 10% compound annual rate of return. The carrying amount of Series A is being increased by periodic accretions so that its carrying amount will equal the redemption amount at the redemption date.

     The agreement provides for preferences upon liquidation. In general, Series A has a preference at liquidation equal to the greater of the purchase price plus a 10% compound annual rate of return or the fair value of the Series A. The remaining assets, if any, would be distributed ratably to the common stockholders.

     In connection with the sale of Series A, the Company paid a fee of $125,000 to an investment banking company controlled by one of the Company's directors. This fee was recorded as an issuance cost.

6. STOCK INCENTIVE PLAN

     In January 1998, the Company's Board of Directors approved a stock incentive plan whereby 1,128,900 shares of the Company's common stock were reserved for grants to various personnel of the Company as well as outside directors. At March 31, 1999, there were 169,117 shares available for grant under the stock incentive plan. Options granted under the plan generally vest over a four year period and expire 10 years from the date of grant.

                                  NFRONT, INC.

     A summary of the Company's stock options granted to employees, and related information for the nine months ended March 31, 1999 follows:

                                                         NUMBER OF   EXERCISE PRICE
                                                          OPTIONS      PER SHARE
                                                         ---------   --------------
Outstanding at June 30, 1998...........................        --     $   --
  Granted..............................................   962,034     1.23-7.93
  Canceled.............................................    (2,252)       1.23
                                                          -------
Outstanding at March 31, 1999..........................   959,782     $1.23-7.93
                                                          =======     ===========
Exercisable at March 31, 1999..........................        --     $   --
                                                          =======     ===========

     Options outstanding as of March 31, 1999 were comprised of 954,982 options with an exercise price of $1.23 per share and 4,800 options with an exercise price of $7.93 per share. The weighted average exercise price per share of options outstanding as of March 31, 1999 is approximately $1.26. The weighted average remaining contractual life is 9.5 years.

     Pro forma information regarding net income (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Minimum Value option pricing model with the following weighted-average assumptions for the nine months ended March 31, 1999: risk-free interest rates of 5.38%; no dividend yields; and a weighted-average expected life of an option of 5 years.

     The Minimum Value option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options and warrants granted to employees are amortized to expense over the vesting period. The weighted average fair value per option granted in the nine months ended March 31, 1999 was $0.29. The Company's pro forma information follows:

                                                               NINE MONTHS
                                                                  ENDED
                                                              MARCH 31, 1999
                                                              --------------
SFAS 123 pro forma net loss.................................   $(2,049,322)
SFAS 123 pro forma loss per share...........................   $     (0.24)

                                  NFRONT, INC.

7. WARRANTS

     During January 1998, the Company entered into a transaction with a reseller of the Company's services to purchase 182,993 shares of the Company's common stock at $1.63 per share in cash. In connection with this transaction, the Company agreed to issue warrants to purchase shares of common stock based on the number of customer contracts the reseller is able to enter into prior to September 30, 1998 and January 1, 2000. The reseller did not enter into the required number of contracts at the September 30, 1998 target date. If the reseller enters into a certain number of contracts prior to January 1, 2000, then the reseller will receive up to 114,988 warrants to purchase common stock at $1.63 per share. Any issued and unexercised warrants will expire on September 30, 2001. The value of the warrants will be determined when it is probable that the reseller will enter into the target number of contracts.

8. INCOME TAXES

     The income tax provision (benefit) consists of the following:

                                             PERIOD FROM                       NINE
                                            JUNE 17, 1996                     MONTHS
                                             (INCEPTION)     FISCAL YEAR       ENDED
                                               THROUGH          ENDED        MARCH 31,
                                            JUNE 30, 1997   JUNE 30, 1998      1999
                                            -------------   -------------   -----------
Current
  Federal.................................     $19,448        $(19,448)         $--
  State...................................       6,477          (6,477)          --
                                               -------        --------          ---
                                               $25,925        $(25,925)         $--
                                               =======        ========          ===

     A reconciliation of the provision for income taxes (benefit) to the federal statutory rate is as follows:

                                             PERIOD FROM                       NINE
                                            JUNE 17, 1996                     MONTHS
                                             (INCEPTION)                       ENDED
                                               THROUGH       YEAR ENDED      MARCH 31,
                                            JUNE 30, 1997   JUNE 30, 1998      1999
                                            -------------   -------------   -----------
Tax at statutory rate.....................     $18,146        $(208,479)     $(687,096)
Permanent differences.....................       7,779            5,089          5,470
Other.....................................          --            8,800        (14,189)
Valuation allowance.......................          --          168,665        695,815
                                               -------        ---------      ---------
                                               $25,925        $ (25,925)     $      --
                                               =======        =========      =========

                                  NFRONT, INC.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                       JUNE 30,
                                                 ---------------------   MARCH 31,
                                                   1997        1998        1999
                                                 ---------   ---------   ---------
Deferred tax assets:
  Net operating loss...........................  $      --   $ 173,858   $ 780,515
  Accrued compensation.........................         --          --     115,349
  Other........................................         --          --         955
                                                 ---------   ---------   ---------
Total deferred tax assets......................         --     173,858     896,819
Deferred tax liabilities:
  Depreciation.................................         --      (5,193)    (32,339)
                                                 ---------   ---------   ---------
Total deferred tax liabilities.................         --      (5,193)    (32,339)
                                                 ---------   ---------   ---------
Valuation allowance............................         --    (168,665)   (864,480)
                                                 ---------   ---------   ---------
Net deferred taxes.............................  $      --   $      --   $      --
                                                 =========   =========   =========

     For federal income tax purposes at March 31, 1999, the Company has net operating loss carryforwards of approximately $2.0 million which begin expiring in 2013. Utilization of the Company's net operating loss carryforwards could become subject to annual limitation due to the "change of ownership" provisions of the Internal Revenue Code and similar state provisions. For financial reporting purposes, a valuation allowance has been recognized to reduce net deferred tax assets to zero due to uncertainties with respect to the Company's ability to realize the benefit of deferred income tax assets.

9. 401(K) PLAN

     In April, 1998, the Company adopted the nFront, Inc. Retirement Plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the plan after three months of service. Participants may contribute a percentage of their base salaries up to the maximum allowable under Section 401(k). Contributions made to the Plan by the Company are discretionary. No employer contributions to the Plan have been made through March 31, 1999.

10. RELATED PARTY TRANSACTIONS

     In January 1997, the Company entered into an agreement with a company owned by certain principal shareholders of the Company whereby the Company would obtain certain furniture and equipment in exchange for programming services. The parties valued these assets at $83,986 and the obligation was satisfied upon the provision of $9,901 and $74,085 of programming services in the period from June 17, 1996 (inception) through June 30, 1997 and year ended June 30, 1998.

                                  NFRONT, INC.

     In October 1997, the Company loaned a stockholder $20,000 which was repaid in February 1998. The loan was unsecured and bore interest at 10.5% per annum.

     During the period from October 1997 through January 1998, the Company borrowed $90,000 from its Chief Executive Officer. The loans were unsecured and bore interest at 10.5% per annum, and were repaid in February 1998.

     One of the Company's shareholders is a reseller of the Company's services. During the year ended June 30, 1998 this reseller accounted for $136,872 of the Company's revenues. There were no revenues from this reseller during the nine months ended March 31, 1999.

11. NET INCOME (LOSS) PER SHARE

     Net income (loss) per share has been computed in accordance with SFAS 128 which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. The Company's potentially dilutive securities were antidilutive and therefore were not included in the computation of weighted average shares used in computing diluted loss per share. There were no potentially dilutive securities outstanding during the period from June 17, 1996 (inception) through June 30, 1997 and for the nine months ended March 31, 1998.

     The following table sets forth the reconciliation of the numerators of the basic and diluted income (loss) per share:

                                  PERIOD FROM      FISCAL        NINE          NINE
                                 JUNE 17, 1996      YEAR        MONTHS        MONTHS
                                  (INCEPTION)      ENDED         ENDED         ENDED
                                    THROUGH       JUNE 30,     MARCH 31,     MARCH 31,
                                 JUNE 30, 1997      1998         1998          1999
                                 -------------   ----------   -----------   -----------
                                                              (UNAUDITED)
Net income (loss)..............   $   48,740     $ (522,996)  $    9,107    $(1,808,147)
Accretion on redeemable
  convertible preferred
  stock........................           --        (35,733)          --       (204,661)
                                  ----------     ----------   ----------    -----------
Net income (loss) attributable
  to common stock..............   $   48,740     $ (558,729)  $    9,107    $(2,012,808)
                                  ==========     ==========   ==========    ===========
Net income (loss) per common
  share -- basic and diluted...   $     0.01     $    (0.07)  $     0.00    $     (0.24)
                                  ==========     ==========   ==========    ===========
Weighted average shares
  outstanding -- basic and
  diluted......................    5,079,167      8,033,223    8,000,090      8,498,844
                                  ==========     ==========   ==========    ===========

     Potentially dilutive options to purchase 959,782 shares of common stock with a weighted average exercise price of $1.26 per share outstanding at March 31, 1999 and 2,034,285 common shares issuable upon conversion of the redeemable convertible

                                  NFRONT, INC.

preferred stock were not included in the computation of diluted loss per share for the periods outstanding because the Company reported a loss and, therefore, the effect would be anti-dilutive.

12. SUBSEQUENT EVENTS

     On April 21, 1999, the Company's Board of Director's approved the nFront, Inc. Director Stock Option Plan (the "Director Plan") and has reserved 200,000 shares of common stock for issuance under the Director Plan.

     On April 21, 1999, the Company's Board of Directors increased the number of authorized capital stock from 5,000,000 to 70,000,000 shares of common stock and from 1,000,000 to 10,000,000 shares of preferred stock, pending stockholder approval. This increase has been reflected in the financial statements as of March 31, 1999.

     On April 21, 1999, the Company's Board of Directors increased the number of shares of the Company's common stock reserved for grants under the stock incentive plan to 2,188,900 shares.

     On April 22, 1999, the Company executed a senior subordinated debenture agreement with a stockholder under which the Company may borrow up to $5.0 million through the earlier of April 22, 2000 or the closing of an underwritten public offering of the Company's common stock. Unanimous approval of the Company's Board of Directors is required to borrow in excess of $3 million under the agreement. Interest on any borrowings under the senior subordinated debenture accrues at the prime rate plus 3% per annum, payable at maturity. In consideration of the stockholder's commitment to make the loan, the Company agreed to issue warrants exercisable for three years for i) common shares equal to $500,000 divided by the initial public offering price and at a purchase price per share equal to the initial public offering price per share if the offering is declared effective prior to September 1, 1999 or ii) 55,671 common shares at a purchase price of $8.98 per share.

     On May 25, 1999, the Company's Board of Directors approved the nFront, Inc. Employee Stock Purchase Plan which, subject to certain terms and conditions, will allow employees to purchase common stock through payroll deductions for 85% of the fair market value of the common stock. Upon adoption, 100,000 shares of common stock were reserved for issuance under the plan, and the number of shares available for issuance under the plan shall automatically increase on the last trading day of each fiscal year, beginning with the fiscal year ending June 30, 2000, by a number of shares equal to one-quarter percent (0.25%) of the total number of shares of common stock outstanding.

     On May 28, 1999, the Company's Board of Directors declared a 2.65-for-1 common stock split. All common stock, option and warrant information, weighted average shares and earnings per share information has been retroactively restated to reflect the common stock split.

                                  NFRONT, INC.

     On June 17, 1999, the Company entered into a loan agreement which is comprised of a $4,425,000 revolving line of credit (the "Line"), which bears interest at Libor plus 1.75% per annum and a $575,000 term loan (the "Loan"), which bears interest at the Prime Rate plus 1.0% per annum. The Line is due on the earliest to occur of: (i) December 31, 1999; (ii) the consummation of a public offering of the Company's common stock; or (iii) 25 days after request for payment made by the lender. The Loan is due in 26 equal monthly installments commencing on July 15, 1999. The Line and the Loan are secured by substantially all of the assets of the Company and the Company used the proceeds of the Loan to repay long-term debt.

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--------------------------------------------------------------------------------

                                3,900,000 SHARES
                                 (NFRONT LOGO)

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                               J.C. BRADFORD&CO.

                        RAYMOND JAMES & ASSOCIATES, INC.

                           SOUNDVIEW TECHNOLOGY GROUP

                            -----------------------
                                 JUNE 29, 1999
                            -----------------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Until July 24, 1999 (25 days after the date of this offering), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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